UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Enstar Group Limited
(Name of Issuer)

Ordinary Shares, par value $1.00 per share
(Title of Class of Securities)

G3075P101
(CUSIP Number)

Ben I. Adler, Esq.
Goldman, Sachs & Co.
200 West Street
New York, New York 10282
(212) 902-1000

With a copy to:

Phillip Mills, Esq.
John D. Amorosi, Esq.
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
(212) 450-4618

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

April 20, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3075P101	13D

1	NAME OF REPORTING PERSONS: The Goldman Sachs Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
	(a)	☐
	(b)	☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0 (see Items 4-7)
	8	SHARED VOTING POWER: 531,3451 (see Items 4-7)
	9	SOLE DISPOSITIVE POWER: 0 (see Items 4-7)
	10	SHARED DISPOSITIVE POWER: 534,685 (see Items 4-7)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 534,6852 (see Items 4-7)

1 Pursuant to the Investment Agreement described in Item 4, (a) certain of the Reporting Persons subscribed for and beneficially own (within the meaning of Rule 13d-3 of the Act) 531,345 ordinary shares, par value US$1.00 per share, of the Company (sole dispositive and voting power) representing approximately 3.93% of the Company’s outstanding voting shares, (b) certain of the Reporting Persons also subscribed for and have sole dispositive power over 749,869 shares of Series A-1 Convertible Participating Non-Voting Perpetual Preferred Stock, par value US$1.00 per share (the “Series A-1 Preferred Stock”), representing approximately 4.35% of the Company’s outstanding equity capital (but none of the Company’s outstanding voting power) and (c) certain of the Reporting Persons also subscribed for and have sole dispositive power over a warrant that is exercisable for 340,820 shares of Series A-1 Preferred Stock representing an additional 1.94% of the Company’s outstanding equity capital.  On the signing of the Investment Agreement, each of the shareholders noted in Item 4 of this Schedule (each, a “Specified Shareholder”) has entered into a voting agreement (each, a “Voting Agreement”) with the Company under which each Specified Shareholder has, among other things, agreed to vote his or its voting shares in the Company in favor of the transactions contemplated by the Investment Agreement.  As it may be argued by virtue of the Voting Agreements that the Reporting Persons are beneficial owners of the voting shares held by all of the Specified Shareholders, representing approximately 33.0% of the Company’s outstanding voting shares, the Reporting Persons have elected to make this filing, even though they expressly disclaim (x) beneficial ownership of all of the securities held by each Specified Shareholder and (y) that they have formed a group with the Specified Shareholders for purposes of Rule 13d of the Act and for all other purposes.  For a more detailed explanation of these facts, please see Items 4-6 below.

2 In addition to the shares acquired pursuant to the Investment Agreement described in Item 4, the Reporting Persons beneficially own

(...continued)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 3.96% (see Item 6)
14	TYPE OF REPORTING PERSON: HC; CO

(...continued)
3,340 ordinary shares representing approximately 0.02% of the Company’s outstanding voting shares that are held in client accounts with respect to which Goldman, Sachs & Co. or another wholly-owned subsidiary of The Goldman Sachs Group, Inc. or their employees have investment discretion.

CUSIP No. G3075P101	13D

1	NAME OF REPORTING PERSONS: Goldman, Sachs & Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
	(a)	☐
	(b)	☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS: AF; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e):	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION: New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0 (see Items 4-7)
	8	SHARED VOTING POWER: 296,8243 (see Items 4-7)
	9	SOLE DISPOSITIVE POWER: 0 (see Items 4-7)
	10	SHARED DISPOSITIVE POWER: 300,164 (see Items 4-7)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 300,1644 (see Items 4-7)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 2.22% (see Item 6)
14	TYPE OF REPORTING PERSON: BD; PN; IA

3 See Note 1 to cover page for The Goldman Sachs Group, Inc.
4 See Note 2 to cover page for The Goldman Sachs Group, Inc.

CUSIP No. G3075P101	13D

1	NAME OF REPORTING PERSONS: GS Capital Partners VI Employee Funds GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
	(a)	☐
	(b)	☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0 (see Items 4-7)
	8	SHARED VOTING POWER: 81,7095 (see Items 4-7)
	9	SOLE DISPOSITIVE POWER: 0 (see Items 4-7)
	10	SHARED DISPOSITIVE POWER: 81,709 (see Items 4-7)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 81,709 (see Items 4-7)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): .60% (see Item 6)
14	TYPE OF REPORTING PERSON: OO

5 See Note 1 to cover page for The Goldman Sachs Group, Inc.

CUSIP No. G3075P101	13D

1	NAME OF REPORTING PERSONS: GS Capital Partners VI Employee Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
	(a)	☐
	(b)	☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0 (see Items 4-7)
	8	SHARED VOTING POWER: 81,7096 (see Items 4-7)
	9	SOLE DISPOSITIVE POWER: 0 (see Items 4-7)
	10	SHARED DISPOSITIVE POWER: 81,709 (see Items 4-7)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 81,709 (see Items 4-7)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): .60% (see Item 6)
14	TYPE OF REPORTING PERSON: PN

6 See Note 1 to cover page for The Goldman Sachs Group, Inc.

CUSIP No. G3075P101	13D

1	NAME OF REPORTING PERSONS: GSCP VI Employee Navi, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
	(a)	☐
	(b)	☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0 (see Items 4-7)
	8	SHARED VOTING POWER: 81,7097 (see Items 4-7)
	9	SOLE DISPOSITIVE POWER: 0 (see Items 4-7)
	10	SHARED DISPOSITIVE POWER: 81,709 (see Items 4-7)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 81,709 (see Items 4-7)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): .60% (see Item 6)
14	TYPE OF REPORTING PERSON: OO

7 See Note 1 to cover page for The Goldman Sachs Group, Inc.

CUSIP No. G3075P101	13D

1	NAME OF REPORTING PERSONS: GS Advisors VI, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
	(a)	☐
	(b)	☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0 (see Items 4-7)
	8	SHARED VOTING POWER: 215,1158 (see Items 4-7)
	9	SOLE DISPOSITIVE POWER: 0 (see Items 4-7)
	10	SHARED DISPOSITIVE POWER: 215,115 (see Items 4-7)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 215,115 (see Items 4-7)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.59% (see Item 6)
14	TYPE OF REPORTING PERSON: OO

8 See Note 1 to cover page for The Goldman Sachs Group, Inc.

CUSIP No. G3075P101	13D

1	NAME OF REPORTING PERSONS: GS Capital Partners VI Offshore, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
	(a)	☐
	(b)	☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0 (see Items 4-7)
	8	SHARED VOTING POWER: 206,3009 (see Items 4-7)
	9	SOLE DISPOSITIVE POWER: 0 (see Items 4-7)
	10	SHARED DISPOSITIVE POWER: 206,300 (see Items 4-7)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 206,300 (see Items 4-7)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.53% (see Item 6)
14	TYPE OF REPORTING PERSON: PN

9 See Note 1 to cover page for The Goldman Sachs Group, Inc.

CUSIP No. G3075P101	13D

1	NAME OF REPORTING PERSONS: GSCP VI Offshore Advisors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
	(a)	☐
	(b)	☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0 (see Items 4-7)
	8	SHARED VOTING POWER: 206,30010 (see Items 4-7)
	9	SOLE DISPOSITIVE POWER: 0 (see Items 4-7)
	10	SHARED DISPOSITIVE POWER: 206,300 (see Items 4-7)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 206,300 (see Items 4-7)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.53% (see Item 6)
14	TYPE OF REPORTING PERSON: OO

10 See Note 1 to cover page for The Goldman Sachs Group, Inc.

CUSIP No. G3075P101	13D

1	NAME OF REPORTING PERSONS: GS Capital Partners VI Offshore Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
	(a)	☐
	(b)	☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0 (see Items 4-7)
	8	SHARED VOTING POWER: 206,30011 (see Items 4-7)
	9	SOLE DISPOSITIVE POWER: 0 (see Items 4-7)
	10	SHARED DISPOSITIVE POWER: 206,300 (see Items 4-7)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 206,300 (see Items 4-7)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.53% (see Item 6)
14	TYPE OF REPORTING PERSON: PN

11 See Note 1 to cover page for The Goldman Sachs Group, Inc.

CUSIP No. G3075P101	13D

1	NAME OF REPORTING PERSONS: GSCP VI Offshore Navi, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
	(a)	☐
	(b)	☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0 (see Items 4-7)
	8	SHARED VOTING POWER: 206,30012 (see Items 4-7)
	9	SOLE DISPOSITIVE POWER: 0 (see Items 4-7)
	10	SHARED DISPOSITIVE POWER: 206,300 (see Items 4-7)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 206,300 (see Items 4-7)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.53% (see Item 6)
14	TYPE OF REPORTING PERSON: OO

12 See Note 1 to cover page for The Goldman Sachs Group, Inc.

CUSIP No. G3075P101	13D

1	NAME OF REPORTING PERSONS: GS Capital Partners VI GmbH & Co. KG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
	(a)	☐
	(b)	☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0 (see Items 4-7)
	8	SHARED VOTING POWER: 8,81513 (see Items 4-7)
	9	SOLE DISPOSITIVE POWER: 0 (see Items 4-7)
	10	SHARED DISPOSITIVE POWER: 8,815 (see Items 4-7)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,815 (see Items 4-7)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): .07% (see Item 6)
14	TYPE OF REPORTING PERSON: PN

13 See Note 1 to cover page for The Goldman Sachs Group, Inc.

CUSIP No. G3075P101	13D

1	NAME OF REPORTING PERSONS: GSCP VI GmbH Navi GP, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
	(a)	☐
	(b)	☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0 (see Items 4-7)
	8	SHARED VOTING POWER: 8,81514 (see Items 4-7)
	9	SOLE DISPOSITIVE POWER: 0 (see Items 4-7)
	10	SHARED DISPOSITIVE POWER: 8,815 (see Items 4-7)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,815 (see Items 4-7)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): .07% (see Item 6)
14	TYPE OF REPORTING PERSON: OO

14 See Note 1 to cover page for The Goldman Sachs Group, Inc.

CUSIP No. G3075P101	13D

1	NAME OF REPORTING PERSONS: GSCP VI GmbH Navi, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
	(a)	☐
	(b)	☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0 (see Items 4-7)
	8	SHARED VOTING POWER: 8,81515 (see Items 4-7)
	9	SOLE DISPOSITIVE POWER: 0 (see Items 4-7)
	10	SHARED DISPOSITIVE POWER: 8,815 (see Items 4-7)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,815 (see Items 4-7)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): .07% (see Item 6)
14	TYPE OF REPORTING PERSON: PN

15 See Note 1 to cover page for The Goldman Sachs Group, Inc.

CUSIP No. G3075P101	13D

1	NAME OF REPORTING PERSONS: GS Advisors VI AIV, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
	(a)	☐
	(b)	☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0 (see Items 4-7)
	8	SHARED VOTING POWER: 234,52116 (see Items 4-7)
	9	SOLE DISPOSITIVE POWER: 0 (see Items 4-7)
	10	SHARED DISPOSITIVE POWER: 234,521 (see Items 4-7)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 234,521 (see Items 4-7)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.74% (see Item 6)
14	TYPE OF REPORTING PERSON: OO

16 See Note 1 to cover page for The Goldman Sachs Group, Inc.

CUSIP No. G3075P101	13D

1	NAME OF REPORTING PERSONS: GSCP VI AIV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
	(a)	☐
	(b)	☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0 (see Items 4-7)
	8	SHARED VOTING POWER: 166,31817 (see Items 4-7)
	9	SOLE DISPOSITIVE POWER: 0 (see Items 4-7)
	10	SHARED DISPOSITIVE POWER: 166,318 (see Items 4-7)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 166,318 (see Items 4-7)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.23% (see Item 6)
14	TYPE OF REPORTING PERSON: PN

17 See Note 1 to cover page for The Goldman Sachs Group, Inc.

CUSIP No. G3075P101	13D

1	NAME OF REPORTING PERSONS: GSCP VI AIV Navi, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
	(a)	☐
	(b)	☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0 (see Items 4-7)
	8	SHARED VOTING POWER: 166,31818 (see Items 4-7)
	9	SOLE DISPOSITIVE POWER: 0 (see Items 4-7)
	10	SHARED DISPOSITIVE POWER: 166,318 (see Items 4-7)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 166,318 (see Items 4-7)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.23% (see Item 6)
14	TYPE OF REPORTING PERSON: OO

18 See Note 1 to cover page for The Goldman Sachs Group, Inc.

CUSIP No. G3075P101	13D

1	NAME OF REPORTING PERSONS: GSCP VI Parallel AIV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
	(a)	☐
	(b)	☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0 (see Items 4-7)
	8	SHARED VOTING POWER: 68,20319 (see Items 4-7)
	9	SOLE DISPOSITIVE POWER: 0 (see Items 4-7)
	10	SHARED DISPOSITIVE POWER: 68,203 (see Items 4-7)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 68,203 (see Items 4-7)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): .50% (see Item 6)
14	TYPE OF REPORTING PERSON: PN

19 See Note 1 to cover page for The Goldman Sachs Group, Inc.

CUSIP No. G3075P101	13D

1	NAME OF REPORTING PERSONS: GSCP VI Parallel AIV Navi, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
	(a)	☐
	(b)	☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0 (see Items 4-7)
	8	SHARED VOTING POWER: 68,20320 (see Items 4-7)
	9	SOLE DISPOSITIVE POWER: 0 (see Items 4-7)
	10	SHARED DISPOSITIVE POWER: 68,203 (see Items 4-7)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 68,203 (see Items 4-7)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): .50% (see Item 6)
14	TYPE OF REPORTING PERSON: OO

20 See Note 1 to cover page for The Goldman Sachs Group, Inc.

Item 1.   Security and Issuer.

This statement relates to the ordinary shares, par value US$1.00 per share (the “Common Stock”), of Enstar Group Limited, a Bermuda exempted company (the “Issuer” or the “Company”).  The principal executive offices of the Issuer are located at P.O. Box HM 2267, Windsor Place, 3rd Floor, 18 Queen Street, Hamilton HM JX, Bermuda.

Item 2.   Identity and Background.

This statement is being filed by The Goldman Sachs Group, Inc. (“GS Group”), Goldman, Sachs & Co. (“Goldman Sachs”), GS Capital Partners VI Employee Funds GP, L.L.C. (“GSCP Employee Funds”), GS Capital Partners VI Employee Master Fund, L.P. (“GSCP Employee Master Fund”), GSCP VI Employee Navi, Ltd. (“GSCP Employee Navi”), GS Advisors VI, L.L.C. (“GS Advisors”), GS Capital Partners VI Offshore, L.P. (“GSCP Offshore”), GSCP VI Offshore Advisors, L.L.C. (“GSCP Offshore Advisors”), GS Capital Partners VI Offshore Fund, L.P. (“GSCP Offshore Fund”), GSCP VI Offshore Navi, Ltd. (“GSCP Offshore Navi”), GS Capital Partners VI GmbH & Co. KG (“GSCP GmbH”), GSCP VI GmbH Navi GP, Ltd. (“GSCP GmbH Navi GP”), GSCP VI GmbH Navi, L.P. (“GSCP GmbH Navi”), GS Advisors VI AIV, Ltd. (“GS Advisors AIV”), GSCP VI AIV, L.P. (“GSCP AIV”), GSCP VI AIV Navi, Ltd. (“GSCP AIV Navi”), GSCP VI Parallel AIV, L.P. (“GSCP Parallel AIV” ) and GSCP VI Parallel AIV Navi, Ltd. (“GSCP Parallel AIV Navi” and, together with the foregoing entities, the “Reporting Persons”).  GSCP Employee Navi, GSCP Offshore Navi, GSCP GmbH Navi, GSCP AIV Navi and GSCP Parallel AIV Navi are referred to herein as the “GSCP Investors.”

Neither the present filing nor anything contained herein shall be construed as an admission that any Reporting Person constitutes a “person” for any purpose other than for compliance with Section 13(d) of the Act.

GS Group is a Delaware corporation and bank holding company that (directly and indirectly through subsidiaries or affiliated companies or both) is a leading global investment banking, securities and investment management firm.  Goldman Sachs, a New York limited partnership, is an investment banking firm and a member of the New York Stock Exchange and other national exchanges.  Goldman Sachs is wholly owned, directly and indirectly, by GS Group.  Goldman Sachs is the sole and managing member of GSCP Employee Funds, and the investment manager of each of the GSCP Investors and GS Advisors.  GS Group is the sole member of GS Advisors and wholly owns GS Advisors AIV.

GSCP Employee Funds, a Delaware limited liability company, is the sole general partner of GSCP Employee Master Fund.

GS Advisors, a Delaware limited liability company, is the sole general partner of GSCP Offshore.  GSCP Offshore, a Cayman Islands exempted limited partnership, is the sole member of GSCP Offshore Advisors.  GSCP Offshore Advisors, a Delaware limited liability company, is the general partner of GSCP Offshore Fund, and GSCP Offshore is the limited partner of GSCP Offshore Fund.

GS Advisors is the sole managing limited partner of GSCP GmbH, a German company with limited liability.  GSCP GmbH is the sole shareholder of GSCP GmbH Navi GP.  GS Advisors AIV is the sole general partner of both GSCP AIV and GSCP Parallel AIV.

GSCP Employee Master Fund, a Cayman Islands exempted limited partnership, is the sole shareholder of GSCP Employee Navi.  GSCP Offshore Fund, a Cayman Islands exempted limited partnership, is the sole shareholder of GSCP Offshore Navi.  GSCP GmbH is the limited partner of GSCP GmbH Navi, and GSCP GmbH Navi GP, an exempted company incorporated in the Cayman Islands, is the general partner of GSCP GmbH Navi.  GSCP AIV and GSCP Parallel AIV, each a Cayman Islands exempted limited partnership, are the sole shareholders of GSCP AIV Navi and GSCP Parallel AIV Navi, respectively.  GSCP GmbH Navi is a Cayman Islands exempted limited partnership, and each of GSCP Employee Navi, GSCP Offshore Navi, GSCP AIV Navi and GSCP Parallel AIV Navi are exempted companies incorporated in the Cayman Islands with limited liability.  Each of the GSCP Investors were formed for the purpose of investing in equity and equity-related securities and similar securities or instruments, including debt or other securities or instruments with equity-like returns or an equity component.  The principal address of each Reporting Person is 200 West Street, New York, New York 10282-2198.

The name, business address, present principal occupation or employment and citizenship of each director of GS Group are set forth in Schedule I hereto and are incorporated herein by reference.  The name, business address, present principal occupation or employment and citizenship of each executive officer of GSCP Employee Funds, GSCP Employee Master Fund, GSCP Employee Navi, GS Advisors, GSCP Offshore, GSCP Offshore Advisors, GSCP Offshore Fund, GSCP Offshore Navi, GSCP GmbH, GSCP GmbH Navi GP, GSCP GmbH Navi, GS Advisors AIV, GSCP AIV, GSCP AIV Navi, GSCP Parallel AIV and GSCP Parallel AIV Navi are set forth in Schedules II-A, II-B, II-C and II-D and are incorporated herein by reference.  The name, business address, present principal occupation or employment and citizenship of each member of the Corporate Investment Committee of the Merchant Banking Division of Goldman Sachs, which is responsible for making all investment decisions for each GSCP Investor on behalf of Goldman Sachs, are set forth in Schedule II-E hereto and are incorporated herein by reference.

During the last five years, none of the Reporting Persons, nor, to the knowledge of any of the Reporting Persons, any of the persons listed on Schedules I, II-A, II-B, II-C, II-D or II-E hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth on Schedule III hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons have entered into a Joint Filing Agreement in connection with this Schedule 13D, a copy of which is attached as Exhibit A hereto.

Item 3.   Source and Amount of Funds or Other Consideration.

As more fully described in Item 4, on April 20, 2011, the Issuer and the GSCP Investors entered into an Investment Agreement (the “Investment Agreement”), pursuant to which the GSCP Investors (i) purchased (A) 531,345 shares of Common Stock, (B) 749,869 shares of Series A-1 Convertible Participating Non-Voting Perpetual Preferred Stock, par value US$1.00 per share, of the Company (the “Series A-1 Preferred Stock”) and (C) warrants (the “Warrants”) to acquire to 340,820 shares of Series A-1 Preferred Stock or Series C Non-Voting Common Stock (as defined below), for an aggregate purchase price of $110,184,404, and (ii) subscribed to purchase additional shares of Common Stock and Series C Non-Voting Common Stock and/or Series A-1 Preferred Stock (collectively, the “Transaction”).  The funds used by the GSCP Investors to purchase the securities were obtained from capital contributions made by their respective partners or shareholders.

The funds for shares of Common Stock which may be deemed to be beneficially owned by the Reporting Persons held in client accounts with respect to which Goldman Sachs or another wholly owned subsidiary of GS Group or their employees have investment discretion (“Managed Accounts”) came from client funds.  The Reporting Persons disclaim beneficial ownership of shares of Common Stock held in Managed Accounts.

None of the individuals listed on Schedules I, II-A, II-B, II-C, II-D or II-E hereto has contributed any funds or other consideration towards the purchase of the Preferred Stock except insofar as they may have partnership interests in any of the Reporting Persons and have made capital contributions to any of the Reporting Persons, as the case may be.

Item 4.   Purpose of Transaction.

The GSCP Investors acquired the shares of Common Stock and Series A-1 Preferred Stock and the Warrants for investment purposes.

Pursuant to the Investment Agreement, the GSCP Investors agreed to acquire the following securities of the Company in three tranches: (i) in the first tranche, 531,345 shares of Common Stock, 749,869 shares of Series A-1 Preferred Stock and the Warrants (which are exercisable for 340,820 shares of Series A-1 Preferred Stock or, upon certain shareholder approvals, Series C Non-Voting Common Stock); (ii) in the second tranche, 134,184 shares of Common Stock and 827,504 shares of Series C Non-Voting Common Stock or, if certain shareholder approvals are not obtained, Series A-1 Preferred Stock; and (iii) in the third tranche, 1,148,264 shares of Series C Non-Voting Common Stock or, if certain shareholder approvals are not obtained, Series A-1 Preferred Stock.

The Series A-1 Preferred Stock is a class of common share equivalents that has the economic rights pertaining to Common Stock (except for a $0.001 liquidation preference) but no voting rights, except on certain limited matters.  Shares of Series A-1 Preferred Stock are not convertible into shares of Common Stock at the election of the GSCP Investors or their affiliates, but automatically convert into Common Stock upon (i) a widespread public distribution, (ii) a transfer in which no transferee (or group of associated transferees) would receive 2% or more of any class of voting securities of the Company or (iii) a transfer to a transferee that would control more than 50% of the voting securities of the Company without any transfer from the holder.  In addition, the outstanding shares of Series A-1 Preferred Stock automatically convert into shares of Series C Non-Voting Common Stock upon the adoption of certain amendments to the Company’s bye-laws, as described below.

The GSCP Investors may elect at the second and third tranches to purchase, in lieu of certain or all of the Common Shares that they are entitled to purchase, shares of Series A-2 Convertible Participating Non-Voting Perpetual Preferred Stock, par value US$1.00 per share, of the Company (the “Series A-2 Preferred Stock”).  The Series A-2 Preferred Stock generally has the same rights as the Series A-1 Preferred Stock, except that shares of Series A-2 Preferred Stock (i) may be converted into shares of Common Stock at any time at the election of the holder, (ii) automatically convert into shares of Common Stock upon the transfer of such shares to any person that is not an affiliate of the GSCP Investors and (iii) automatically convert into Series B Non-Voting Common Stock (as defined below) upon the adoption of certain amendments to the Company’s bye-laws, as described below.  The foregoing summary of the Series A-1 Preferred Stock and Series A-2 Preferred Stock is qualified by reference to the applicable certificate of designations, which is filed herewith as Exhibit T.

Pursuant to the Investment Agreement, the Company agreed to hold a shareholder vote with respect to several amendments to the Company’s bye-laws.  Among other things, the amendments would create four sub-series of non-voting ordinary shares, par value $1.00, of the Company: “Series A Non-Voting Common Stock,” “Series B Non-Voting Common Stock,” “Series C Non-Voting Common Stock” and “Series D Non-Voting Common Stock” (collectively, the “Non-Voting Common Stock”).  Each series of Non-Voting Common Stock will rank pari passu with the Common Stock with respect to economic rights.  The currently outstanding Non-Voting Common Stock will become Series A Non-Voting Common Stock and the rights attaching to such shares will remain the same.  The new Series B Non-Voting Common Stock will be freely convertible at the election of the holder into Common Stock, Series C Non-Voting Common Stock or Series D Non-Voting Common Stock and will automatically convert to Common Stock upon a transfer to any person that is not an affiliate of the GSCP Investors.  The new Series C Non-Voting Common Stock will be convertible at the election of the holder at any time only into Series D Non-Voting Common Stock.  The Series D Non-Voting Common Stock is not convertible at the election of the holder into any other series of Non-Voting Common Stock except, following the receipt of all applicable regulatory approvals, Series C Non-Voting Common Stock.  Shares of the Series C Non-Voting Common Stock and Series D Non-Voting Common Stock may be converted into shares of Common Stock only upon (i) a widespread public distribution, (ii) a transfer in which no transferee (or group of associated transferees) would receive 2% or more of any class of voting securities of the Company or (iii) a transfer to a transferee that would control more than 50% of the voting securities of the Company without any transfer from the holder.  The Series B and Series C Non-Voting Common Stock are entitled to vote as a class on certain limited matters, such as an amendment of the bye-laws with a significant and adverse effect on such series or certain mergers, consolidations or amalgamations.  The amendments to the Company’s Bye-laws also provide for, among other things (i) adjustments to the voting cut-back mechanism with respect to United States shareholders of the Company (within the meaning of applicable tax law), (ii) the primacy of the Company’s indemnification obligations with respect to the director designee of GSCP VI Parallel, L.P. in his or her capacity as a director of the Company, over any indemnification obligations of the GSCP Investors and (iii) the rights and obligations of the GSCP Investors and their affiliates with respect to corporate opportunities of the Company and the GSCP Investors and their affiliates.

The Warrants are exercisable for shares of Series A-1 Preferred Stock or, after the applicable shareholder approvals resulting in the mandatory conversion of shares of Series A-1 Preferred Stock into shares of Series C Non-Voting Common Stock, shares of Series C Non-Voting Common Stock.  The exercise price per share of Series A-1 Preferred Stock or Series C Non-Voting Common Stock, as applicable, is $115.00, subject to adjustment for dividends or distributions on, or subdivisions or combinations of, such underlying securities.  Following any consolidation, merger or amalgamation of the Company, the Warrants are exercisable for the consideration receivable had such Warrants been exercised immediately prior to such event.

The first tranche of the Transaction was consummated on April 20, 2011.  The second and third tranches will be consummated, assuming satisfaction or waiver of applicable closing conditions, (x) 365 days after the closing of the first tranche; (y) at such earlier date (but no earlier than December 23, 2011) as the Company may designate upon 45 days’ notice to the GSCP Investors; or (z) at such other time as the GSCP Investors and the Company may agree.  The consummation of the second and third tranches are conditional upon the receipt of required regulatory approvals, the absence of any law or court order prohibiting the consummation of the applicable tranche, the accuracy of certain fundamental representations and warranties made by the Company and the GSCP Investors and, solely with respect to the third tranche, the approval by the Company’s shareholders of the Transaction.  If the conditions to the consummation of the second and third tranches are satisfied or waived and the Company so elects, the second and third tranches may be consummated simultaneously.

The aggregate purchase price for the securities issued in the first tranche was $110,184,404.  The aggregate purchase price for the securities to be issued in the second and third tranches will be determined on the basis of a per share purchase price of US$86.00, subject to adjustment in certain circumstances.

Until the consummation of the Transaction or (if earlier) the termination of the Investment Agreement, the GSCP Investors have preemptive rights, pro rata in accordance with their holdings, with respect to certain share issuances by the Company, subject to customary exceptions.  The Company and the GSCP Investors also entered into a customary registration rights agreement with respect to the securities issued in the Transaction.

The Company agreed in the Investment Agreement to appoint a designee of GSCP VI Parallel, L.P. to serve as a Class I Director on the Board of Directors of the Company (the “Company Board”) until the current term of the Company’s Class I Directors expires, and thereafter to include a nominee of GSCP VI Parallel, L.P. in the slate of directors recommended for election to Class I by the Company Board so long as the GSCP Investors (together with their affiliates) hold at least 5% of the Company’s then outstanding share capital.  In addition, as provided in a VCOC Rights Letter Agreement between the Company and GSCP VI Parallel, L.P., if at any time before the GSCP Investors or their affiliates no longer own at least 10% of the securities purchased in the Transaction a designee of GSCP VI Parallel, L.P. is not serving as a director on the Company Board, GSCP VI Parallel, L.P. will have the right to designate a non-voting observer to attend and participate (but not vote) at meetings of the Company Board and any of its committees.

The Company also agreed in the Investment Agreement to seek shareholder approval of (i) the Transaction for purposes of NASDAQ Rule 5635 and (ii) the amendments to the Company’s bye-laws described above.  In connection with these shareholder votes, the Company has entered into voting agreements (the “Voting Agreements”) with each of Charles T. Akre, Jr.; Robert J. Campbell; Paul J. Collins; T. Whit Armstrong; Dominic F. Silvester; Paul J. O’Shea; Nicholas A. Packer; Richard J. Harris; Akre Capital Management, LLC; Beck, Mack & Oliver LLC; R&H Trust Co. (BVI) Limited, as trustee of the Right Trust; R&H Trust Co. (BVI) Limited, as trustee of the Elbow Trust; and Hove Investments Holdings Limited (the “Specified Shareholders”).  Each Voting Agreement provides that the Specified Shareholder will vote in favor of the Transaction, including the proposed amendments to the Company’s bye-laws. The Voting Agreements also provide that the Specified Shareholder will not, among other things, grant proxies with respect to, or encumber or transfer, the shares subject to the Voting Agreements, except in each case as permitted by the Voting Agreement.  The obligations of the Specified Shareholders under the Voting Agreements terminate at the conclusion of the shareholders meeting at which the Company’s shareholders vote on the Transaction or, if earlier, upon the termination of the Investment Agreement in accordance with its terms.

Pursuant to the Investment Agreement, on April 20, 2011, the Reporting Persons acquired 531,345 voting shares and now beneficially own in the aggregate 534,685 voting shares representing approximately 3.96% of the outstanding voting stock of the Company.  This beneficial ownership is less than the 5% threshold that would otherwise trigger a filing obligation under Rule 13d of the Act.  As it may be argued by virtue of the Voting Agreements that the Reporting Persons are beneficial owners of the voting shares held by all of the Specified Shareholders, representing approximately 33.00% of the Company’s outstanding voting shares, the Reporting Persons have elected to make this filing, even though they expressly disclaim (x) beneficial ownership of all of the securities held by each Specified Shareholder and (y) that they have formed a group with the Specified Shareholders for purposes of Rule 13d of the Act and for all other purposes.

The descriptions herein of the various agreements and other documents referred to above are qualified in their entirety by reference to the full text of such agreements and documents, which are incorporated herein by reference.

Except as otherwise described herein, the Reporting Persons currently have no plans or proposals which relate to or would result in any of the actions enumerated in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D promulgated under the Act.  However, each Reporting Person reserves the right to change its plans at any time, as it deems appropriate, in light of its ongoing evaluation of (a) its business and liquidity objectives, (b) the Company’s financial condition, business, operations, competitive position, prospects and/or share price, (c) industry, economic and/or securities markets conditions, (d) alternative investment opportunities, and (e) other relevant factors.  Without limiting the generality of the preceding sentence, each Reporting Person reserves the right (in each case, subject to any applicable restrictions under law or contract) to at any time or from time to time (i) purchase or otherwise acquire additional shares of Common Stock or other securities of the Company, or instruments convertible into or exercisable for any such securities (collectively, “Company Securities”), in the open market, in privately negotiated transactions or otherwise, (ii) sell, transfer or otherwise dispose of Company Securities in public or private transactions, (iii) cause Company Securities to be distributed in kind to its investors, (iv) acquire or write options contracts, or enter into derivatives or hedging transactions, relating to Company Securities, and/or (v) advocate that the Company consider or explore sales, acquisitions or dispositions of assets or businesses, other significant corporate transactions or other changes to the Company’s business, structure, organization, capitalization or dividend policy; provided, however, that the Reporting Persons will not, individually or collectively, take any actions that are designed to direct or cause the direction of the management and policies of the Company or otherwise exercise a controlling influence over the Company absent compliance with the Act, insurance regulatory and other applicable laws.

Item 5.   Interest in Securities of the Issuer.

(a)           For the purposes of Rule 13d-3 promulgated under the Act:

(i)
the Reporting Persons beneficially own 531,345 shares of Common Stock acquired on April 20, 2011 pursuant to the Investment Agreement, representing approximately 3.93% in the aggregate of the outstanding Common Stock of the Company; and

(ii)
if the alternative view relating to the shares of Common Stock subject to the Voting Agreements referred to above is taken for purposes of Rule 13d-3, then the Reporting Persons would also have beneficial ownership over an additional 4,459,718 shares of Common Stock of the Company representing an additional 33.00% of the outstanding Common Stock of the Company.  Under this alternative scenario, the Reporting Persons would have beneficial ownership, between clauses (i) and (ii) of this Item 5(a)-(b), of 4,991,063 shares of Common Stock of the Company representing an 36.54% of the Common Stock of the Company in the aggregate.

The following calculations assume beneficial ownership only in accordance with clause (i) of this Item 5(a)-(b).

As of April 28, 2011, GS Group may be deemed to beneficially own an aggregate of 534,685 shares of Common Stock, consisting of (i) 531,345 shares of Common Stock acquired by the GSCP Investors on the Closing Date and (ii) 3,340 shares of Common Stock held in Managed Accounts, representing in the aggregate approximately 3.96% of the outstanding Common Stock.  The Reporting Persons disclaim beneficial ownership of shares of Common Stock held in Managed Accounts.

As of April 28, 2011, Goldman Sachs may be deemed to beneficially own an aggregate of 300,164 shares of Common Stock, consisting of (i) 296,824 shares of Common Stock acquired by the GSCP Investors on the Closing Date and (ii) 3,340 shares of Common Stock held in Managed Accounts, representing in the aggregate approximately 2.22% of the outstanding Common Stock.  The Reporting Persons disclaim beneficial ownership of shares of Common Stock held in Managed Accounts.

As of April 28, 2011, GSCP Employee Funds may be deemed to beneficially own an aggregate of 81,709 shares of Common Stock, consisting entirely of shares of Common Stock acquired by the GSCP Investors on the Closing Date, representing in the aggregate approximately .60% of the outstanding Common Stock.

As of April 28, 2011, GSCP Employee Master Fund may be deemed to beneficially own an aggregate of 81,709 shares of Common Stock, consisting entirely of shares of Common Stock acquired by the GSCP Investors on the Closing Date, representing in the aggregate approximately .60% of the outstanding Common Stock.

As of April 28, 2011, GSCP Employee Navi may be deemed to beneficially own an aggregate of 81,709 shares of Common Stock, consisting entirely of shares of Common Stock acquired by the GSCP Investors on the Closing Date, representing in the aggregate approximately .60% of the outstanding Common Stock.

As of April 28, 2011, GSCP Advisors may be deemed to beneficially own an aggregate of 215,115 shares of Common Stock, consisting entirely of shares of Common Stock acquired by the GSCP Investors on the Closing Date, representing in the aggregate approximately 1.59% of the outstanding Common Stock.

As of April 28, 2011, GSCP Offshore may be deemed to beneficially own an aggregate of 206,300 shares of Common Stock, consisting entirely of shares of Common Stock acquired by the GSCP Investors on the Closing Date, representing in the aggregate approximately 1.53% of the outstanding Common Stock.

As of April 28, 2011, GSCP Offshore Advisors may be deemed to beneficially own an aggregate of 206,300 shares of Common Stock, consisting entirely of shares of Common Stock acquired by the GSCP Investors on the Closing Date, representing in the aggregate approximately 1.53% of the outstanding Common Stock.

As of April 28, 2011, GSCP Offshore Fund may be deemed to beneficially own an aggregate of 206,300 shares of Common Stock, consisting entirely of shares of Common Stock acquired by the GSCP Investors on the Closing Date, representing in the aggregate approximately 1.53% of the outstanding Common Stock.

As of April 28, 2011, GSCP Offshore Navi may be deemed to beneficially own an aggregate of 206,300 shares of Common Stock, consisting entirely of shares of Common Stock acquired by the GSCP Investors on the Closing Date, representing in the aggregate approximately 1.53% of the outstanding Common Stock.

As of April 28, 2011, GSCP GmbH may be deemed to beneficially own an aggregate of 8,815 shares of Common Stock, consisting entirely of shares of Common Stock acquired by the GSCP Investors on the Closing Date, representing in the aggregate approximately .07% of the outstanding Common Stock.

As of April 28, 2011, GSCP GmbH Navi GP may be deemed to beneficially own an aggregate of 8,815 shares of Common Stock, consisting entirely of shares of Common Stock acquired by the GSCP Investors on the Closing Date, representing in the aggregate approximately .07% of the outstanding Common Stock.

As of April 28, 2011, GSCP GmbH Navi may be deemed to beneficially own an aggregate of 8,815 shares of Common Stock, consisting entirely of shares of Common Stock acquired by the GSCP Investors on the Closing Date, representing in the aggregate approximately .07% of the outstanding Common Stock.

As of April 28, 2011, GSCP Advisors AIV may be deemed to beneficially own an aggregate of 234,521 shares of Common Stock, consisting entirely of shares of Common Stock acquired by the GSCP Investors on the Closing Date, representing in the aggregate approximately 1.74% of the outstanding Common Stock.

As of April 28, 2011, GSCP AIV may be deemed to beneficially own an aggregate of 166,318 shares of Common Stock, consisting entirely of shares of Common Stock acquired by the GSCP Investors on the Closing Date, representing in the aggregate approximately 1.23% of the outstanding Common Stock.

As of April 28, 2011, GSCP AIV Navi may be deemed to beneficially own an aggregate of 166,318 shares of Common Stock, consisting entirely of shares of Common Stock acquired by the GSCP Investors on the Closing Date, representing in the aggregate approximately 1.23% of the outstanding Common Stock.

As of April 28, 2011, GSCP Parallel AIV may be deemed to beneficially own an aggregate of 68,203 shares of Common Stock, consisting entirely of shares of Common Stock acquired by the GSCP Investors on the Closing Date, representing in the aggregate approximately .50% of the outstanding Common Stock.

As of April 28, 2011, GSCP Parallel AIV Navi may be deemed to beneficially own an aggregate of 68,203 shares of Common Stock, consisting entirely of shares of Common Stock acquired by the GSCP Investors on the Closing Date, representing in the aggregate approximately .50% of the outstanding Common Stock.

The percentage ownership amounts presented in this Item 5 are calculated based on 13,514,877 shares of Common Stock, which is the sum of (i) the number of shares of Common Stock that the Company represented in the Investment Agreement to be outstanding as of April 20, 2011 and (ii) the number of shares issued in connection with the first tranche of the Transaction.

The Reporting Persons do not affirm the existence of a group (subject to the above disclosure) and are filing this statement jointly pursuant to Rule 13d-1(k)(1) promulgated under the Act.

In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the “Release”), this Schedule 13D reflects the securities beneficially owned by certain operating units (collectively, the “Goldman Sachs Reporting Units”) of GS Group and its subsidiaries and affiliates (collectively, “GSG”).  This Schedule 13D does not reflect securities, if any, beneficially owned by any operating units of GSG whose ownership of securities is disaggregated from that of the Goldman Sachs Reporting Units in accordance with the Release.  The Goldman Sachs Reporting Units disclaim beneficial ownership of the securities beneficially owned, if any, by (i) any client accounts with respect to which the Goldman Sachs Reporting Units or their employees have voting or investment discretion, or both, and (ii) certain investment entities of which the Goldman Sachs Reporting Units acts as the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than the Goldman Sachs Reporting Units.

None of the Reporting Persons or, to the knowledge of any of the Reporting Persons, any of the persons listed on Schedules I, II-A, II-B, II-C, II-D or II-E hereto may be deemed to beneficially own any shares of Common Stock other than as set forth herein.

(b )           Each Reporting Person shares the power to vote or direct the vote and to dispose or direct the disposition of shares of Common Stock beneficially owned by such Reporting Person as indicated herein.

(c)           Schedule IV sets forth a summary of transactions in the Common Stock which were effected during the sixty day period from February 28, 2011 through April 28, 2011.  All of which were effected in the ordinary course of business of Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group.  The transactions in the Common Stock described in Schedule VI were effected on the NASDAQ stock exchange or the over-the-counter market.

Except as set forth in Schedule IV hereto, no transactions in the Common Stock were effected by the Reporting Persons or, to the knowledge of any of the Reporting Persons, any of the persons listed on Schedules I, II-A, II-B, II-C, II-D or II-E hereto, during the sixty day period from February 28, 2011 through April 28, 2011.

(d)           Except as described herein and except for clients of Goldman Sachs who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock, if any, held in Managed Accounts, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.                      Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

See items 3 and 4 above.

Item 7.                       Material to be Filed as Exhibits.

Exhibit 3.1: Certificate of Designations of Series A Convertible Participating Non-Voting Perpetual Preferred Stock (incorporated herein by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on April 21, 2011)

Exhibit 3.2: Amendment to the Bye-laws of the Company

Exhibit 24.1: Power of Attorney, dated October 6, 2008, relating to The Goldman Sachs Group, Inc.

Exhibit 24.2: Power of Attorney, dated October 6, 2008, relating to Goldman, Sachs & Co.

Exhibit 24.3: Power of Attorney, dated April 7, 2011, relating to GS Capital Partners VI Employee Funds GP, L.L.C.

Exhibit 24.4: Power of Attorney, dated April 7, 2011, relating to GS Capital Partners VI Employee Master Fund, L.P.

Exhibit 24.5: Power of Attorney, dated Apirl 7, 2011, relating to GSCP VI Employee Navi, Ltd.

Exhibit 24.6: Power of Attorney, dated April 1, 2008, relating to GS Advisors VI, L.L.C.

Exhibit 24.7: Power of Attorney, dated April 7, 2011, relating to GS Capital Partners VI Offshore, L.P.

Exhibit 24.8: Power of Attorney, dated April 1, 2008, relating to GSCP VI Offshore Advisors, L.L.C.

Exhibit 24.9: Power of Attorney, dated April 1, 2008, relating to GS Capital Partners VI Offshore Fund, L.P.

Exhibit 24.10: Power of Attorney, dated April 7, 2011, relating to GSCP VI Offshore Navi, Ltd.

Exhibit 24.11: Power of Attorney, dated April 1, 2008, relating to GS Capital Partners VI GmbH & Co. KG

Exhibit 24.12: Power of Attorney, dated April 7, 2011, relating to GSCP VI GmbH Navi GP, Ltd.

Exhibit 24.13: Power of Attorney, dated April 7, 2011, relating to GSCP VI GmbH Navi, L.P.

Exhibit 24.14: Power of Attorney, dated April 7, 2011, relating to GS Advisors VI AIV, Ltd

Exhibit 24.15: Power of Attorney, dated April 7, 2011, relating to GSCP VI AIV, L.P.

Exhibit 24.16: Power of Attorney, dated April 7, 2011, relating to GSCP VI AIV Navi, Ltd.

Exhibit 24.17: Power of Attorney, dated April 7, 2011, relating to GSCP VI Parallel AIV, L.P.

Exhibit 24.18: Power of Attorney, dated April 7, 2011, relating to GSCP VI Parallel AIV Navi, Ltd.

Exhibit 99.1: Joint Filing Agreement, dated as of April 29, 2011, by and among the Reporting Persons

Exhibit 99.2:  Investment Agreement, dated as of April 20, 2011, by and among GSCP AIV Navi, GSCP Offshore Navi, GSCP Parallel AIV Navi, GSCP GmbH Navi, GSCP Employee Navi and the Company (incorporated herein by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed on April 21, 2011)

Exhibit 99.3: Voting Agreement, dated as of April 20, 2011, between the Company and Charles T. Akre, Jr.

Exhibit 99.4: Voting Agreement, dated as of April 20, 2011, between the Company and Robert J. Campbell

Exhibit 99.5: Voting Agreement, dated as of April 20, 2011, between the Company and Paul J. Collins

Exhibit 99.6: Voting Agreement, dated as of April 20, 2011, between the Company and T. Whit Armstrong

Exhibit 99.7: Voting Agreement, dated as of April 20, 2011, between the Company and Dominic F. Silvester

Exhibit 99.8: Voting Agreement, dated as of April 20, 2011, between the Company and Paul J. O’Shea

Exhibit 99.9: Voting Agreement, dated as of April 20, 2011, between the Company and Nicholas A. Packer

Exhibit 99.10: Voting Agreement, dated as of April 20, 2011, between the Company and Richard J. Harris

Exhibit 99.11: Voting Agreement, dated as of April 20, 2011, between the Company and Akre Capital Management, LLC

Exhibit 99.12: Voting Agreement, dated as of April 20, 2011, between the Company and Beck, Mack & Oliver LLC

Exhibit 99.13: Voting Agreement, dated as of April 20, 2011, between the Company and R&H Trust Co. (BVI) Limited, as trustee of the Right Trust

Exhibit 99.14: Voting Agreement, dated as of April 20, 2011, between the Company and R&H Trust Co. (BVI) Limited, as trustee of the Elbow Trust

Exhibit 99.15: Voting Agreement, dated as of April 20, 2011, between the Company and Hove Investments Holdings Limited

Exhibit 99.16: Registration Rights Agreement, dated as of April 20, 2011, by and among the Company, GSCP AIV Navi, GSCP Offshore Navi, GSCP Parallel AIV Navi, GSCP GmbH Navi and GSCP Employee Navi (incorporated herein by reference to Exhibit 99.3 to the Issuer’s Current Report on Form 8-K filed on April 21, 2011)

Exhibit 99.17: Equity Commitment Letter Agreement, dated as of April 20, 2011, by and among GSCP AIV, GSCP Offshore, GSCP Parallel AIV, GSCP GmbH, GSCP Employee Master Fund, GSCP AIV Navi, GSCP Offshore Navi, GSCP Parallel AIV Navi, GSCP GmbH Navi and GSCP Employee Navi

Exhibit 99.18: VCOC Rights Letter Agreement, dated as of April 20, 2011, by and between the  Company and GSCP Parallel AIV

Exhibit 99.19: Form of Warrant for the Purchase of Series A Convertible Participating Non-Voting Preferred Stock or Non-Voting Ordinary Shares of the Company (incorporated herein by reference to Exhibit 99.2 to the Issuer’s Current Report on Form 8-K filed on April 21, 2011)

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 29, 2011

THE GOLDMAN SACHS GROUP, INC.

By:	/s/ Yvette Kosic
	Name:	Yvette Kosic
	Title:	Attorney-in-fact

GOLDMAN, SACHS & CO.

By:	/s/ Yvette Kosic
	Name:	Yvette Kosic
	Title:	Attorney-in-fact

GS CAPITAL PARTNERS VI EMPLOYEE FUNDS GP, L.L.C.

By:	/s/ Yvette Kosic
	Name:	Yvette Kosic
	Title:	Attorney-in-fact

GS CAPITAL PARTNERS VI EMPLOYEE MASTER FUND, L.P.

By:	/s/ Yvette Kosic
	Name:	Yvette Kosic
	Title:	Attorney-in-fact

GSCP VI EMPLOYEE NAVI, LTD.

By:	/s/ Yvette Kosic
	Name:	Yvette Kosic
	Title:	Attorney-in-fact

GS ADVISORS VI, L.L.C.

By:	/s/ Yvette Kosic
	Name:	Yvette Kosic
	Title:	Attorney-in-fact

GS CAPITAL PARTNERS VI OFFSHORE, L.P.

By:	/s/ Yvette Kosic
	Name:	Yvette Kosic
	Title:	Attorney-in-fact

GSCP VI OFFSHORE ADVISORS, L.L.C.

By:	/s/ Yvette Kosic
	Name:	Yvette Kosic
	Title:	Attorney-in-fact

GS CAPITAL PARTNERS VI OFFSHORE FUND, L.P.

By:	/s/ Yvette Kosic
	Name:	Yvette Kosic
	Title:	Attorney-in-fact

GSCP VI OFFSHORE NAVI, LTD.

By:	/s/ Yvette Kosic
	Name:	Yvette Kosic
	Title:	Attorney-in-fact

GS CAPITAL PARTNERS VI GMBH & CO. KG

By:	/s/ Yvette Kosic
	Name:	Yvette Kosic
	Title:	Attorney-in-fact

GSCP VI GMBH NAVI GP, LTD.

By:	/s/ Yvette Kosic
	Name:	Yvette Kosic
	Title:	Attorney-in-fact

GSCP VI GMBH NAVI, L.P.

By:	/s/ Yvette Kosic
	Name:	Yvette Kosic
	Title:	Attorney-in-fact

GS ADVISORS VI AIV, LTD.

By:	/s/ Yvette Kosic
	Name:	Yvette Kosic
	Title:	Attorney-in-fact

GSCP VI AIV, L.P.

By:	/s/ Yvette Kosic
	Name:	Yvette Kosic
	Title:	Attorney-in-fact

GSCP VI AIV NAVI, LTD.

By:	/s/ Yvette Kosic
	Name:	Yvette Kosic
	Title:	Attorney-in-fact

GSCP VI PARALLEL AIV, L.P.

By:	/s/ Yvette Kosic
	Name:	Yvette Kosic
	Title:	Attorney-in-fact

GSCP VI PARALLEL AIV NAVI, LTD.

By:	/s/ Yvette Kosic
	Name:	Yvette Kosic
	Title:	Attorney-in-fact

SCHEDULE I

The name of each director of The Goldman Sachs Group, Inc. is set forth below.

The business address of each person listed below is c/o Goldman, Sachs & Co., 200 West Street, New York, New York 10282.

Each person is a citizen of the United States of America except for Claes Dahlback, who is a citizen of Sweden, and Lakshmi N. Mittal, who is a citizen of India. The present principal occupation or employment of each of the listed persons is set forth below.

Name	Present Principal Occupation
Lloyd C. Blankfein	Chairman of the Board and Chief Executive Officer of The Goldman Sachs Group, Inc.
Gary D. Cohn	President and Chief Operating Officer of The Goldman Sachs Group, Inc.
John H. Bryan	Retired Chairman and Chief Executive Officer of Sara Lee Corporation
Claes Dahlback	Senior Advisor to Investor AB and Foundation Asset Management
Stephen Friedman	Chairman of Stone Point Capital
William W. George	Professor of Management Practice at the Harvard Business School and Former Chairman and Chief Executive Officer of Medtronic, Inc.
James A. Johnson	Vice Chairman of Perseus, L.L.C.
Lois D. Juliber	Former Vice Chairman and Chief Operating Officer of the Colgate-Palmolive Company
Lakshmi N. Mittal	Chairman and Chief Executive Officer of ArcelorMittal S.A.
James J. Schiro	Former Chief Executive Officer of Zurich Financial Services
H. Lee Scott, Jr.	Former Chairman of the Executive Committee of the board of Wal-Mart Stores, Inc.

SCHEDULE II-A

The name, position and present principal occupation of each executive officer of each of (i) GS Advisors VI, L.LC., the sole general partner of GS Capital Partners VI Offshore, L.P. and sole managing partner of GS Capital Partners VI GmbH & Co. KG and (ii) GSCP VI Offshore Advisors, L.L.C., the general partner of GS Capital Partners VI Offshore Fund, L.P. are set forth below.

The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 200 West Street, New York, New York 10282, except as follows: The business address of each of Hughes B. Lepic, Michael M. Furth, Robert R. Gheewalla, Martin A. Hintze Philippe L. Camu, James H. Reynolds, Philippe H. Lenoble  and Penny McSpadden is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of each of Sanggyun Ahn, Stephanie Hui and Andrew Wolff is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of each of Joseph P. DiSabato and Peter J. Perrone is 555 California Street, San Francisco, CA 94104. The business address of Muneer A. Satter is 71 South Wacker Drive, Chicago, IL 60606.

All executive officers listed below are United States citizens, except as follows: Hughes B. Lepic and James H. Reynolds are citizens of France; Adrian M. Jones and Michael M. Furth are citizens of Ireland; Martin Hintze is a citizen of Germany; Sanggyun Ahn is a citizen of South Korea; Julian C. Allen is a citizen of the United Kingdom, Philippe L. Camu and Philippe H. Lenoble are citizens of Belgium and Sumit Rajpal is a citizen of India.

Name	Position	Present Principal Occupation
Richard A. Friedman	President	Managing Director of Goldman, Sachs & Co.
Sanggyun Ahn	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
John E. Bowman	Vice President	Managing Director of Goldman, Sachs & Co.
Gerald J. Cardinale	Vice President	Managing Director of Goldman, Sachs & Co.
Thomas G. Connolly	Vice President	Managing Director of Goldman, Sachs & Co.
Henry Cornell	Vice President	Managing Director of Goldman, Sachs & Co.
Joseph P. DiSabato	Vice President	Managing Director of Goldman, Sachs & Co.
Steven M. Feldman	Vice President	Managing Director of Goldman, Sachs & Co
Michael M. Furth	Vice President	Managing Director of Goldman Sachs International
Robert R. Gheewalla	Vice President	Managing Director of Goldman Sachs International
Joseph H. Gleberman	Vice President	Managing Director of Goldman, Sachs & Co.
Martin A. Hintze	Vice President	Managing Director of Goldman Sachs International
Adrian M. Jones	Vice President	Managing Director of Goldman, Sachs & Co.
Michael E. Koester	Vice President	Managing Director of Goldman, Sachs & Co.
Hughes B. Lepic	Vice President	Managing Director of Goldman Sachs International
Sanjeev K. Mehra	Vice President	Managing Director of Goldman, Sachs & Co.
Peter J. Perrone	Vice President	Managing Director of Goldman, Sachs & Co.
Kenneth A. Pontarelli	Vice President	Managing Director of Goldman, Sachs & Co.
Muneer A. Satter	Vice President	Managing Director of Goldman, Sachs & Co.
Andrew E. Wolff	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
Stephanie Hui	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
Sumit Rajpal	Vice President	Managing Director of Goldman, Sachs & Co.
James H. Reynolds	Vice President	Managing Director of Goldman Sachs International
Julian C. Allen	Vice President	Managing Director of Goldman, Sachs & Co.
Philippe L. Camu	Vice President	Managing Director of Goldman Sachs International
Philippe H. Lenoble	Vice President	Managing Director of Goldman Sachs International
Peter Vermette	Vice President	Managing Director of Goldman, Sachs & Co.
Penny McSpadden	Vice President	Managing Director of Goldman Sachs International
Laurie E. Schmidt	Vice President	Managing Director of Goldman, Sachs & Co.
Elizabeth C. Fascitelli	Vice President and Treasurer	Managing Director of Goldman, Sachs & Co.
Eric Goldstein	Vice President and Secretary	Vice President of Goldman, Sachs & Co.

SCHEDULE II-B

The name, position and present principal occupation of each executive officer of GS Capital Partners VI Employee Funds GP, L.L.C, the sole general partner of GS Capital Partners VI Employee Master Fund, L.P. are set forth below.

The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 200 West Street, New York, New York 10282, except as follows: The business address of each of Hughes B. Lepic, Michael M. Furth, Robert R. Gheewalla, Martin A. Hintze Philippe L. Camu, James H. Reynolds, Philippe H. Lenoble  and Penny McSpadden is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of each of Sanggyun Ahn, Stephanie Hui and Andrew Wolff is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of each of Joseph P. DiSabato and Peter J. Perrone is 555 California Street, San Francisco, CA 94104. The business address of Muneer A. Satter is 71 South Wacker Drive, Chicago, IL 60606.

All executive officers listed below are United States citizens, except as follows: Hughes B. Lepic and James H. Reynolds are citizens of France; Adrian M. Jones and Michael M. Furth are citizens of Ireland; Martin Hintze is a citizen of Germany; Sanggyun Ahn is a citizen of South Korea; Julian C. Allen is a citizen of the United Kingdom, Philippe L. Camu and Philippe H. Lenoble are citizens of  Belgium and Sumit Rajpal is a citizen of India.

Name	Position	Present Principal Occupation
Richard A. Friedman	President	Managing Director of Goldman, Sachs & Co.
Sanggyun Ahn	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
John E. Bowman	Vice President	Managing Director of Goldman, Sachs & Co.
Gerald J. Cardinale	Vice President	Managing Director of Goldman, Sachs & Co.
Thomas G. Connolly	Vice President	Managing Director of Goldman, Sachs & Co.
Henry Cornell	Vice President	Managing Director of Goldman, Sachs & Co.
Joseph P. DiSabato	Vice President	Managing Director of Goldman, Sachs & Co.
Steven M. Feldman	Vice President	Managing Director of Goldman, Sachs & Co
Michael M. Furth	Vice President	Managing Director of Goldman Sachs International
Robert R. Gheewalla	Vice President	Managing Director of Goldman Sachs International
Joseph H. Gleberman	Vice President	Managing Director of Goldman, Sachs & Co.
Martin A. Hintze	Vice President	Managing Director of Goldman Sachs International
Adrian M. Jones	Vice President	Managing Director of Goldman, Sachs & Co.
Michael E. Koester	Vice President	Managing Director of Goldman, Sachs & Co.
Hughes B. Lepic	Vice President	Managing Director of Goldman Sachs International
Sanjeev K. Mehra	Vice President	Managing Director of Goldman, Sachs & Co.
Peter J. Perrone	Vice President	Managing Director of Goldman, Sachs & Co.
Kenneth A. Pontarelli	Vice President	Managing Director of Goldman, Sachs & Co.
Muneer A. Satter	Vice President	Managing Director of Goldman, Sachs & Co.
Andrew E. Wolff	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
Stephanie Hui	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
Sumit Rajpal	Vice President	Managing Director of Goldman, Sachs & Co.
James H. Reynolds	Vice President	Managing Director of Goldman Sachs International
Julian C. Allen	Vice President	Managing Director of Goldman, Sachs & Co.
Philippe L. Camu	Vice President	Managing Director of Goldman Sachs International
Philippe H. Lenoble	Vice President	Managing Director of Goldman Sachs International
Peter Vermette	Vice President	Managing Director of Goldman, Sachs & Co.
Penny McSpadden	Vice President	Managing Director of Goldman Sachs International
Laurie E. Schmidt	Vice President	Managing Director of Goldman, Sachs & Co.
Elizabeth C. Fascitelli	Vice President and Treasurer	Managing Director of Goldman, Sachs & Co.
Marguarite A. Carmody	Vice President	Managing Director of Goldman, Sachs & Co.
Richard J. Stingi	Vice President	Managing Director of Goldman, Sachs & Co.
Eric Goldstein	Vice President and Secretary	Vice President of Goldman, Sachs & Co.

SCHEDULE II-C

The name, position and present principal occupation of each executive officer of GS Advisors VI AIV, Ltd., the sole general partner of GSCP VI AIV, L.P. and GSCP VI Parallel AIV, L.P.

The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 200 West Street, New York, New York 10282, except as follows: The business address of each of Hughes B. Lepic, Michael M. Furth, Robert R. Gheewalla, Martin A. Hintze Philippe L. Camu, James H. Reynolds, Philippe H. Lenoble and Penny McSpadden is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of each of Sanggyun Ahn, Stephanie Hui and Andrew Wolff is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of each of Joseph P. DiSabato and Peter J. Perrone is 555 California Street, San Francisco, CA 94104. The business address of Muneer A. Satter is 71 South Wacker Drive, Chicago, IL 60606.

All executive officers listed below are United States citizens, except as follows: Hughes B. Lepic and James H. Reynolds are  citizens of France; Adrian M. Jones and Michael M. Furth are citizens of Ireland; Martin Hintze is a citizen of Germany; Sanggyun Ahn is a citizen of South Korea; Julian C. Allen is a citizen of the United Kingdom; Philippe L. Camu and Philippe H. Lenoble are citizens of Belgium and Sumit Rajpal is a citizen of India.

Name	Position	Present Principal Occupation
Richard A. Friedman	President	Managing Director of Goldman, Sachs & Co.
Sanggyun Ahn	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
John E. Bowman	Vice President	Managing Director of Goldman, Sachs & Co.
Gerald J. Cardinale	Vice President	Managing Director of Goldman, Sachs & Co.
Thomas G. Connolly	Vice President	Managing Director of Goldman, Sachs & Co.
Henry Cornell	Vice President	Managing Director of Goldman, Sachs & Co.
Joseph P. DiSabato	Vice President	Managing Director of Goldman, Sachs & Co.
Steven M. Feldman	Vice President	Managing Director of Goldman, Sachs & Co
Michael M. Furth	Vice President	Managing Director of Goldman Sachs International
Robert R. Gheewalla	Vice President	Managing Director of Goldman Sachs International
Joseph H. Gleberman	Vice President	Managing Director of Goldman, Sachs & Co.
Martin A. Hintze	Vice President	Managing Director of Goldman Sachs International
Adrian M. Jones	Vice President	Managing Director of Goldman, Sachs & Co.
Michael E. Koester	Vice President	Managing Director of Goldman, Sachs & Co.
Hughes B. Lepic	Vice President	Managing Director of Goldman Sachs International
Sanjeev K. Mehra	Vice President	Managing Director of Goldman, Sachs & Co.
Peter J. Perrone	Vice President	Managing Director of Goldman, Sachs & Co.
Kenneth A. Pontarelli	Vice President	Managing Director of Goldman, Sachs & Co.
Muneer A. Satter	Vice President	Managing Director of Goldman, Sachs & Co.
Andrew E. Wolff	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
Stephanie Hui	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
Sumit Rajpal	Vice President	Managing Director of Goldman, Sachs & Co.
James H. Reynolds	Vice President	Managing Director of Goldman Sachs International
Julian C. Allen	Vice President	Managing Director of Goldman, Sachs & Co.
Philippe L. Camu	Vice President	Managing Director of Goldman Sachs International
Philippe H. Lenoble	Vice President	Managing Director of Goldman Sachs International
Peter Vermette	Vice President	Managing Director of Goldman, Sachs & Co.
Penny McSpadden	Vice President	Managing Director of Goldman Sachs International
Laurie E. Schmidt	Vice President	Managing Director of Goldman, Sachs & Co.
Elizabeth C. Fascitelli	Vice President and Treasurer	Managing Director of Goldman, Sachs & Co.
Eric Goldstein	Director, Vice President and Secretary	Vice President of Goldman, Sachs & Co.

SCHEDULE II-D

The name, position and present principal occupation of each executive officer of each of (i) GSCP VI Employee Navi, Ltd., (ii) GSCP VI Offshore Navi, Ltd., (iii) GSCP VI AIV Navi, Ltd., (iv) GSCP VI Parallel AIV Navi, Ltd., and (v) GSCP VI GmbH Navi GP, Ltd., the sole general partner of GSCP VI GmbH Navi, L.P. are set forth below.

The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 200 West Street, New York, New York 10282.

All executive officers listed below are United States citizens.

Name	Position	Present Principal Occupation
Henry Cornell	President	Managing Director of Goldman, Sachs & Co.
Richard A. Friedman	Vice President	Managing Director of Goldman, Sachs & Co.
Sumit Rajpal	Vice President	Managing Director of Goldman, Sachs & Co.
John E. Bowman	Vice President and Treasurer	Managing Director of Goldman, Sachs & Co.
Laurie E. Schmidt	Vice President	Managing Director of Goldman, Sachs & Co.
Eric Goldstein	Vice President and Secretary	Vice President of Goldman, Sachs & Co.

SCHEDULE II-E

The name and principal occupation of each member of the Corporate Investment Committee of the Merchant Banking Division of Goldman, Sachs & Co., which exercises the authority of Goldman, Sachs & Co. in managing GS Advisors VI, L.L.C., GS Capital Partners VI Offshore, L.P., GSCP VI Offshore Advisors, L.L.C., GS Capital Partners VI Offshore Fund, L.P., GS Capital Partners VI Employee Funds GP, L.L.C., GS Capital Partners VI Employee Master Fund, L.P., GS Advisors VI AIV, Ltd., GSCP VI AIV, L.P., GSCP VI Parallel AIV, L.P., GS Capital Partners VI GmbH & Co. KG, GSCP VI Employee Navi, Ltd., GSCP VI Offshore Navi, Ltd., GSCP VI AIV Navi, Ltd., GSCP VI Parallel AIV Navi, Ltd., GSCP VI GmbH Navi GP, Ltd. and GSCP VI GmbH Navi, L.P. are set forth below.

The business address for each member listed below is c/o Goldman, Sachs & Co., 200 West Street, New York, New York 10282, except as follows: The business address of each of Robert R. Gheewalla, Hughes B. Lepic, Martin A. Hintze and James Reynolds is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of Muneer A. Satter is 71 South Wacker Drive, Chicago, IL 60606. The business address of each of Sanggyun Ahn, Stephanie Hui and Andrew E. Wolff is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of Ankur A. Sahu is Roppongi Hills, Mori Tower, Level 43-48, 10-1, Roppongi 6-chome, Minato-ku, Tokyo, 106-6147, Japan.

All members listed below are United States citizens, except as follows: Stephanie Hui is a citizen of the United Kingdom; Hughes B. Lepic and James Reynolds are citizens of France; Adrian M. Jones is a citizen of Ireland; Martin A. Hintze is a citizen of Germany; Sanggyun Ahn is a citizen of South Korea, and Ankur A. Sahu and Sumit Rajpal are citizens of India.

Name	Present Principal Occupation
Richard A. Friedman	Managing Director of Goldman, Sachs & Co.
Joseph H. Gleberman	Managing Director of Goldman, Sachs & Co.
Henry Cornell	Managing Director of Goldman, Sachs & Co.
Sanjeev K. Mehra	Managing Director of Goldman, Sachs & Co.
Muneer A. Satter	Managing Director of Goldman, Sachs & Co.
Joe DiSabato	Managing Director of Goldman, Sachs & Co.
Adrian M. Jones	Managing Director of Goldman, Sachs & Co.
Ben I. Adler	Managing Director of Goldman, Sachs & Co.
Elizabeth C. Fascitelli	Managing Director of Goldman, Sachs & Co.
Michael E. Koester	Managing Director of Goldman, Sachs & Co.
Kenneth A. Pontarelli	Managing Director of Goldman, Sachs & Co.
Ankur A. Sahu	Managing Director of Goldman Sachs (Japan) L.L.C.
Andrew E. Wolff	Managing Director of Goldman Sachs (Asia) L.L.C.
Robert R. Gheewalla	Managing Director of Goldman, Sachs International
Hughes B. Lepic	Managing Director of Goldman, Sachs International
Gerald J. Cardinale	Managing Director of Goldman, Sachs & Co.
Thomas G. Connolly	Managing Director of Goldman, Sachs & Co.
Martin A Hintze	Managing Director of Goldman, Sachs International
Sanggyun Ahn	Managing Director of Goldman Sachs (Asia) L.L.C.
Stephanie Hui	Managing Director of Goldman Sachs (Asia) L.L.C.
Sumit Rajpal	Managing Director of Goldman, Sachs & Co.
James Reynolds	Managing Director of Goldman, Sachs International
Michael Simpson	Managing Director of Goldman, Sachs & Co.

SCHEDULE III

In May 2006, the Securities and Exchange Commission (“SEC”) alleged that fourteen investment banking firms, including Goldman, Sachs & Co. (“Goldman Sachs”), violated Section 17(a)(2) of the Securities Act of 1933, by engaging in one or more practices relating to auctions of auction rate securities during the period from January 1, 2003 through June 30, 2004 as described in the cease-and-desist order entered by the SEC. Goldman Sachs has agreed to provide certain disclosures about its material auction practices and procedures to auction participants and to certify to the SEC that it has implemented certain procedures relating to the auction process.  As part of a multi-firm settlement, Goldman Sachs submitted an Offer of Settlement which was accepted by the SEC on May 31, 2006.  Without admitting or denying the allegations, Goldman Sachs consented to a censure and cease-and-desist order and payment of $1,500,000 civil money penalty.

On July 15, 2010, Goldman Sachs agreed with the SEC to settle the SEC’s pending case against Goldman Sachs relating to disclosures in the ABACUS 2007-AC1 CDO offering. Goldman Sachs consented to the entry of a final judgment by the court, which has approved the settlement, providing for the payment of penalties and disgorgement totaling $550 million, Goldman Sachs’s implementation of certain remedial measures focused on offerings of mortgage-related securities and an injunction against violating Section 17(a) of the Securities Act of 1933 in the offer or sale of any security.  The conduct of Goldman Sachs alleged in the SEC's complaint involved an offering of a synthetic collateralized debt obligation, which referenced a portfolio of synthetic residential mortgage-backed securities, by Goldman Sachs or its affiliates to qualified institutional buyers in reliance on the exemption from registration under the Securities Act of 1933 provided by Rule 144A and to non-U.S. persons in reliance on the safe harbor from registration provided by Regulation S.  Specifically, the complaint alleged that the offering materials, in describing the Portfolio Selection Agent for the portfolio of synthetic residential mortgage-backed securities, should have disclosed that the hedge fund assuming the short side of the transaction had played a role in the selection process.  In its consent to the judgment, Goldman Sachs acknowledged that it was a mistake not to disclose the role of the hedge fund.

SCHEDULE IV

CUSIP	Purchase (P) / Sale (S)	Quantity	Price	Trade Date	Settlement Date
G3075P101	P	630	83.86	2/28/2011	3/3/2011
G3075P101	S	630	83.86	2/28/2011	3/3/2011
G3075P101	P	1467	83.86	2/28/2011	3/3/2011
G3075P101	P	100	83.15	2/28/2011	3/3/2011
G3075P101	P	234	83.86	2/28/2011	3/3/2011
G3075P101	P	496	83.86	2/28/2011	3/3/2011
G3075P101	S	630	83.86	2/28/2011	3/3/2011
G3075P101	S	200	83.8286	2/28/2011	3/3/2011
G3075P101	P	15	83.86	2/28/2011	3/3/2011
G3075P101	P	20	83.86	2/28/2011	3/3/2011
G3075P101	P	239	83.86	2/28/2011	3/3/2011
G3075P101	S	274	83.86	2/28/2011	3/3/2011
G3075P101	P	25	83.15	2/28/2011	3/3/2011
G3075P101	P	100	83.07	2/28/2011	3/3/2011
G3075P101	P	100	83.43	2/28/2011	3/3/2011
G3075P101	P	100	83.46	2/28/2011	3/3/2011
G3075P101	P	100	83.86	2/28/2011	3/3/2011
G3075P101	P	16	83.59	2/28/2011	3/3/2011
G3075P101	P	84	83.58	2/28/2011	3/3/2011
G3075P101	P	100	83.5	2/28/2011	3/3/2011
G3075P101	P	100	84.6	2/28/2011	3/3/2011
G3075P101	S	12	82.94	2/28/2011	3/3/2011
G3075P101	S	88	82.93	2/28/2011	3/3/2011
G3075P101	S	2	83.15	2/28/2011	3/3/2011
G3075P101	S	180	83.11	2/28/2011	3/3/2011
G3075P101	S	20	83.86	2/28/2011	3/3/2011
G3075P101	P	33	83.59	2/28/2011	3/3/2011
G3075P101	S	15	83.86	2/28/2011	3/3/2011
G3075P101	S	6	83.26	2/28/2011	3/3/2011
G3075P101	S	238	83.86	2/28/2011	3/3/2011

CUSIP	Purchase (P) / Sale (S)	Quantity	Price	Trade Date	Settlement Date
G3075P101	S	37	83.55	2/28/2011	3/3/2011
G3075P101	P	1	83.86	2/28/2011	3/3/2011
G3075P101	P	238	83.86	2/28/2011	3/3/2011
G3075P101	S	239	83.86	2/28/2011	3/3/2011
G3075P101	S	1	83.86	2/28/2011	3/3/2011
G3075P101	P	1	83.86	2/28/2011	3/3/2011
G3075P101	P	1	83.86	2/28/2011	3/3/2011
G3075P101	P	6	83.86	2/28/2011	3/3/2011
G3075P101	P	65	83.86	2/28/2011	3/3/2011
G3075P101	P	121	83.86	2/28/2011	3/3/2011
G3075P101	S	18	83.86	2/28/2011	3/3/2011
G3075P101	S	121	83.86	2/28/2011	3/3/2011
G3075P101	S	1	83.86	2/28/2011	3/3/2011
G3075P101	S	1	83.86	2/28/2011	3/3/2011
G3075P101	S	6	83.86	2/28/2011	3/3/2011
G3075P101	P	18	83.86	2/28/2011	3/3/2011
G3075P101	S	65	83.86	2/28/2011	3/3/2011
G3075P101	P	121	83.86	2/28/2011	3/3/2011
G3075P101	S	121	83.86	2/28/2011	3/3/2011
G3075P101	P	6	83.26	2/28/2011	3/3/2011
G3075P101	S	6	83.26	2/28/2011	3/3/2011
G3075P101	P	641	83.86	2/28/2011	3/3/2011
G3075P101	S	100	83.15	2/28/2011	3/3/2011
G3075P101	S	200	83.86	2/28/2011	3/3/2011
G3075P101	S	234	83.86	2/28/2011	3/3/2011
G3075P101	P	274	83.86	2/28/2011	3/3/2011
G3075P101	S	496	83.86	2/28/2011	3/3/2011
G3075P101	P	1	83.86	2/28/2011	3/3/2011
G3075P101	P	1	83.86	2/28/2011	3/3/2011
G3075P101	P	6	83.86	2/28/2011	3/3/2011
G3075P101	P	65	83.86	2/28/2011	3/3/2011
G3075P101	P	121	83.86	2/28/2011	3/3/2011
G3075P101	S	18	83.86	2/28/2011	3/3/2011
G3075P101	S	121	83.86	2/28/2011	3/3/2011
G3075P101	P	630	83.86	2/28/2011	3/3/2011
G3075P101	P	70	83.54	3/1/2011	3/4/2011
G3075P101	P	100	83.35	3/1/2011	3/4/2011
G3075P101	P	100	83.37	3/1/2011	3/4/2011
G3075P101	P	100	83.22	3/1/2011	3/4/2011

CUSIP	Purchase (P) / Sale (S)	Quantity	Price	Trade Date	Settlement Date
G3075P101	P	100	83.62	3/1/2011	3/4/2011
G3075P101	P	100	83.93	3/1/2011	3/4/2011
G3075P101	P	96	83.91	3/1/2011	3/4/2011
G3075P101	P	100	83.91	3/1/2011	3/4/2011
G3075P101	P	100	83.965	3/1/2011	3/4/2011
G3075P101	P	100	83.45	3/1/2011	3/4/2011
G3075P101	P	100	83.93	3/1/2011	3/4/2011
G3075P101	P	41	84.06	3/1/2011	3/4/2011
G3075P101	P	1	83.73	3/1/2011	3/4/2011
G3075P101	P	7	83.83	3/1/2011	3/4/2011
G3075P101	S	40	83.97	3/1/2011	3/4/2011
G3075P101	S	1	83.48	3/2/2011	3/7/2011
G3075P101	S	7	83.48	3/2/2011	3/7/2011
G3075P101	S	205	82.75	3/2/2011	3/7/2011
G3075P101	P	7	83.48	3/2/2011	3/7/2011
G3075P101	S	7	83.48	3/2/2011	3/7/2011
G3075P101	P	18	84.23	3/2/2011	3/7/2011
G3075P101	S	18	84.23	3/2/2011	3/7/2011
G3075P101	P	30	82.4	3/2/2011	3/7/2011
G3075P101	S	30	82.4	3/2/2011	3/7/2011
G3075P101	P	205	82.75	3/2/2011	3/7/2011
G3075P101	P	1	83.48	3/2/2011	3/7/2011
G3075P101	S	1	83.48	3/2/2011	3/7/2011
G3075P101	P	205	82.75	3/2/2011	3/7/2011
G3075P101	S	205	82.75	3/2/2011	3/7/2011
G3075P101	P	1	83.61	3/3/2011	3/8/2011
G3075P101	S	49	83.08	3/3/2011	3/8/2011
G3075P101	S	186	83.08	3/3/2011	3/8/2011
G3075P101	P	49	83.08	3/3/2011	3/8/2011
G3075P101	S	49	83.08	3/3/2011	3/8/2011
G3075P101	P	49	83.08	3/3/2011	3/8/2011
G3075P101	S	265	83.08	3/3/2011	3/8/2011
G3075P101	P	30	83.59	3/3/2011	3/8/2011
G3075P101	S	30	83.59	3/3/2011	3/8/2011
G3075P101	P	50	83.76	3/3/2011	3/8/2011
G3075P101	S	50	83.76	3/3/2011	3/8/2011
G3075P101	P	265	83.08	3/3/2011	3/8/2011
G3075P101	P	1	83.61	3/3/2011	3/8/2011
G3075P101	S	1	83.61	3/3/2011	3/8/2011

CUSIP	Purchase (P) / Sale (S)	Quantity	Price	Trade Date	Settlement Date
G3075P101	P	186	83.08	3/3/2011	3/8/2011
G3075P101	P	79	83.08	3/3/2011	3/8/2011
G3075P101	S	265	83.08	3/3/2011	3/8/2011
G3075P101	S	25	83.1	3/3/2011	3/8/2011
G3075P101	S	357	82.78	3/4/2011	3/9/2011
G3075P101	P	357	82.78	3/4/2011	3/7/2011
G3075P101	P	6	82.78	3/4/2011	3/9/2011
G3075P101	S	6	82.78	3/4/2011	3/9/2011
G3075P101	S	6	82.78	3/4/2011	3/9/2011
G3075P101	S	2	83.3	3/4/2011	3/9/2011
G3075P101	P	27	83	3/4/2011	3/9/2011
G3075P101	P	59	83	3/4/2011	3/9/2011
G3075P101	P	100	83	3/4/2011	3/9/2011
G3075P101	S	49	83	3/4/2011	3/9/2011
G3075P101	S	2	82.78	3/4/2011	3/9/2011
G3075P101	S	48	82.78	3/4/2011	3/9/2011
G3075P101	P	10	82.78	3/4/2011	3/9/2011
G3075P101	S	10	82.78	3/4/2011	3/9/2011
G3075P101	P	2	82.78	3/4/2011	3/9/2011
G3075P101	P	48	82.78	3/4/2011	3/9/2011
G3075P101	P	2	83.3	3/4/2011	3/9/2011
G3075P101	S	2	83.3	3/4/2011	3/9/2011
G3075P101	P	6	82.78	3/4/2011	3/9/2011
G3075P101	S	313	82.78	3/4/2011	3/9/2011
G3075P101	P	357	82.78	3/4/2011	3/9/2011
G3075P101	S	2	82.78	3/4/2011	3/9/2011
G3075P101	S	48	82.78	3/4/2011	3/9/2011
G3075P101	S	3	83.5	3/7/2011	3/10/2011
G3075P101	S	3	83.53	3/7/2011	3/10/2011
G3075P101	S	27	83.41	3/7/2011	3/10/2011
G3075P101	S	14	87.25	3/7/2011	3/10/2011
G3075P101	S	19	87.25	3/7/2011	3/10/2011
G3075P101	P	30	83.88	3/7/2011	3/10/2011
G3075P101	S	30	83.88	3/7/2011	3/10/2011
G3075P101	P	14	87.25	3/7/2011	3/10/2011
G3075P101	P	19	87.25	3/7/2011	3/10/2011
G3075P101	P	3	83.53	3/7/2011	3/10/2011
G3075P101	S	3	83.53	3/7/2011	3/10/2011
G3075P101	P	3	83.5	3/7/2011	3/10/2011

CUSIP	Purchase (P) / Sale (S)	Quantity	Price	Trade Date	Settlement Date
G3075P101	S	3	83.5	3/7/2011	3/10/2011
G3075P101	P	33	87.25	3/7/2011	3/10/2011
G3075P101	S	14	87.25	3/7/2011	3/10/2011
G3075P101	S	19	87.25	3/7/2011	3/10/2011
G3075P101	S	100	91.68	3/8/2011	3/11/2011
G3075P101	S	30	91.88	3/8/2011	3/11/2011
G3075P101	S	100	91.35	3/8/2011	3/11/2011
G3075P101	S	70	91.505	3/8/2011	3/11/2011
G3075P101	P	1320	91.4023	3/8/2011	3/11/2011
G3075P101	S	1020	91.3591	3/8/2011	3/11/2011
G3075P101	P	19	91.3595	3/8/2011	3/11/2011
G3075P101	P	200	91.3595	3/8/2011	3/11/2011
G3075P101	S	100	91.36	3/8/2011	3/11/2011
G3075P101	S	119	91.3591	3/8/2011	3/11/2011
G3075P101	S	19	91.3595	3/8/2011	3/11/2011
G3075P101	S	112	91.36	3/8/2011	3/11/2011
G3075P101	P	100	91.36	3/8/2011	3/11/2011
G3075P101	P	88	91.36	3/8/2011	3/11/2011
G3075P101	P	112	91.36	3/8/2011	3/11/2011
G3075P101	S	200	91.3595	3/8/2011	3/11/2011
G3075P101	S	88	91.36	3/8/2011	3/11/2011
G3075P101	S	2	91.36	3/8/2011	3/11/2011
G3075P101	P	15	91.59	3/8/2011	3/11/2011
G3075P101	S	15	91.59	3/8/2011	3/11/2011
G3075P101	P	2	91.36	3/8/2011	3/11/2011
G3075P101	S	100	91.36	3/8/2011	3/11/2011
G3075P101	S	22	91.35	3/8/2011	3/11/2011
G3075P101	S	78	91.35	3/8/2011	3/11/2011
G3075P101	S	1037	91.36	3/8/2011	3/11/2011
G3075P101	P	100	91.36	3/8/2011	3/11/2011
G3075P101	P	119	91.3591	3/8/2011	3/11/2011
G3075P101	P	1020	91.3591	3/8/2011	3/11/2011
G3075P101	S	2	91.36	3/8/2011	3/11/2011
G3075P101	P	170	91.48588	3/8/2011	3/11/2011
G3075P101	S	170	91.48588	3/8/2011	3/11/2011
G3075P101	P	170	91.48588	3/8/2011	3/11/2011
G3075P101	S	170	91.48588	3/8/2011	3/11/2011
G3075P101	S	170	91.48588	3/8/2011	3/11/2011
G3075P101	P	170	91.48588	3/8/2011	3/11/2011

CUSIP	Purchase (P) / Sale (S)	Quantity	Price	Trade Date	Settlement Date
G3075P101	S	1320	91.4023	3/8/2011	3/11/2011
G3075P101	S	12	91.97	3/9/2011	3/14/2011
G3075P101	S	88	91.97	3/9/2011	3/14/2011
G3075P101	P	88	91.97	3/9/2011	3/14/2011
G3075P101	P	10	93.11	3/9/2011	3/14/2011
G3075P101	S	10	93.11	3/9/2011	3/14/2011
G3075P101	S	100	93.2	3/9/2011	3/14/2011
G3075P101	P	66	91.56	3/9/2011	3/14/2011
G3075P101	S	66	91.56	3/9/2011	3/14/2011
G3075P101	S	66	91.56	3/9/2011	3/14/2011
G3075P101	P	100	91.03	3/10/2011	3/15/2011
G3075P101	S	100	91.03	3/10/2011	3/15/2011
G3075P101	P	144	91.03	3/10/2011	3/15/2011
G3075P101	P	100	91.03	3/10/2011	3/15/2011
G3075P101	S	100	91.03	3/10/2011	3/15/2011
G3075P101	S	144	91.03	3/10/2011	3/15/2011
G3075P101	P	244	91.03	3/10/2011	3/15/2011
G3075P101	P	100	91.03	3/10/2011	3/15/2011
G3075P101	S	100	91.03	3/10/2011	3/15/2011
G3075P101	S	244	91.03	3/10/2011	3/15/2011
G3075P101	P	1	91.03	3/10/2011	3/15/2011
G3075P101	S	1	91.03	3/10/2011	3/15/2011
G3075P101	S	100	91.03	3/10/2011	3/15/2011
G3075P101	S	1	91.03	3/10/2011	3/15/2011
G3075P101	P	100	91.03	3/10/2011	3/15/2011
G3075P101	P	1	91.03	3/10/2011	3/15/2011
G3075P101	P	1386	91.03	3/10/2011	3/15/2011
G3075P101	S	13	89.8704	3/11/2011	3/16/2011
G3075P101	P	200	89.87	3/11/2011	3/16/2011
G3075P101	S	187	89.87	3/11/2011	3/16/2011
G3075P101	S	1320	89.87	3/11/2011	3/16/2011
G3075P101	S	23	89.56	3/11/2011	3/16/2011
G3075P101	S	192	89.87	3/11/2011	3/16/2011
G3075P101	P	187	89.87	3/11/2011	3/16/2011
G3075P101	S	8	90.57	3/11/2011	3/16/2011
G3075P101	S	92	90.57	3/11/2011	3/16/2011
G3075P101	P	8	89.87	3/11/2011	3/16/2011
G3075P101	P	192	89.87	3/11/2011	3/16/2011
G3075P101	S	200	89.87	3/11/2011	3/16/2011

CUSIP	Purchase (P) / Sale (S)	Quantity	Price	Trade Date	Settlement Date
G3075P101	P	2	90.57	3/11/2011	3/16/2011
G3075P101	P	8	90.57	3/11/2011	3/16/2011
G3075P101	P	34	90.57	3/11/2011	3/16/2011
G3075P101	P	100	90.57	3/11/2011	3/16/2011
G3075P101	P	100	90.57	3/11/2011	3/16/2011
G3075P101	S	8	89.87	3/11/2011	3/16/2011
G3075P101	S	1	89.87	3/11/2011	3/16/2011
G3075P101	S	300	89.87	3/11/2011	3/16/2011
G3075P101	P	30	89.75	3/11/2011	3/16/2011
G3075P101	S	30	89.75	3/11/2011	3/16/2011
G3075P101	P	1	89.87	3/11/2011	3/16/2011
G3075P101	P	300	89.87	3/11/2011	3/16/2011
G3075P101	P	13	89.8704	3/11/2011	3/16/2011
G3075P101	S	187	89.87	3/11/2011	3/16/2011
G3075P101	P	301	89.87	3/11/2011	3/16/2011
G3075P101	S	13	89.88	3/11/2011	3/16/2011
G3075P101	P	187	89.87	3/11/2011	3/16/2011
G3075P101	S	1	89.87	3/11/2011	3/16/2011
G3075P101	S	300	89.87	3/11/2011	3/16/2011
G3075P101	S	880	90.13	3/14/2011	3/17/2011
G3075P101	S	1	89	3/14/2011	3/17/2011
G3075P101	S	8	88.82	3/14/2011	3/17/2011
G3075P101	S	29	88.82	3/14/2011	3/17/2011
G3075P101	S	50	88.82	3/14/2011	3/17/2011
G3075P101	S	100	88.82	3/14/2011	3/17/2011
G3075P101	P	8	88.82	3/14/2011	3/17/2011
G3075P101	P	1	90.13	3/14/2011	3/17/2011
G3075P101	S	1	90.13	3/14/2011	3/17/2011
G3075P101	S	1	90.13	3/14/2011	3/17/2011
G3075P101	P	1	90.13	3/14/2011	3/17/2011
G3075P101	P	4	88.95	3/15/2011	3/18/2011
G3075P101	P	100	88.95	3/15/2011	3/18/2011
G3075P101	S	104	88.95	3/15/2011	3/18/2011
G3075P101	S	4	88.95	3/15/2011	3/18/2011
G3075P101	P	44	88.95	3/15/2011	3/18/2011
G3075P101	S	144	88.95	3/15/2011	3/18/2011
G3075P101	P	187	88.95	3/15/2011	3/18/2011
G3075P101	S	44	88.95	3/15/2011	3/18/2011
G3075P101	P	144	88.95	3/15/2011	3/18/2011

CUSIP	Purchase (P) / Sale (S)	Quantity	Price	Trade Date	Settlement Date
G3075P101	S	100	88.95	3/15/2011	3/18/2011
G3075P101	P	87	88.95	3/15/2011	3/18/2011
G3075P101	S	87	88.95	3/15/2011	3/18/2011
G3075P101	S	187	88.95	3/15/2011	3/18/2011
G3075P101	S	4	88.95	3/15/2011	3/18/2011
G3075P101	P	104	88.95	3/15/2011	3/18/2011
G3075P101	P	87	88.95	3/15/2011	3/18/2011
G3075P101	P	14	88.01	3/16/2011	3/21/2011
G3075P101	S	11	87.07	3/16/2011	3/21/2011
G3075P101	P	200	87.07	3/16/2011	3/21/2011
G3075P101	S	189	87.07	3/16/2011	3/21/2011
G3075P101	P	3	88.61	3/16/2011	3/21/2011
G3075P101	P	65	88.39	3/16/2011	3/21/2011
G3075P101	S	3	88.61	3/16/2011	3/21/2011
G3075P101	S	223	87.07	3/16/2011	3/21/2011
G3075P101	P	189	87.07	3/16/2011	3/21/2011
G3075P101	S	87	88.04	3/16/2011	3/21/2011
G3075P101	S	100	88.05	3/16/2011	3/21/2011
G3075P101	P	223	87.07	3/16/2011	3/21/2011
G3075P101	S	200	87.07	3/16/2011	3/21/2011
G3075P101	P	5	87.07	3/16/2011	3/21/2011
G3075P101	P	292	87.07	3/16/2011	3/21/2011
G3075P101	S	87	87.07	3/16/2011	3/21/2011
G3075P101	S	5	87.07	3/16/2011	3/21/2011
G3075P101	P	87	87.07	3/16/2011	3/21/2011
G3075P101	S	292	87.07	3/16/2011	3/21/2011
G3075P101	P	11	87.07	3/16/2011	3/21/2011
G3075P101	S	189	87.07	3/16/2011	3/21/2011
G3075P101	S	11	87.07	3/16/2011	3/21/2011
G3075P101	S	11	87.07	3/16/2011	3/21/2011
G3075P101	S	21	87.07	3/16/2011	3/21/2011
G3075P101	S	89	87.07	3/16/2011	3/21/2011
G3075P101	S	89	87.07	3/16/2011	3/21/2011
G3075P101	P	189	87.07	3/16/2011	3/21/2011
G3075P101	P	5	87.07	3/16/2011	3/21/2011
G3075P101	P	292	87.07	3/16/2011	3/21/2011
G3075P101	S	87	87.07	3/16/2011	3/21/2011
G3075P101	S	56	90.06	3/17/2011	3/22/2011
G3075P101	S	85	89.78	3/17/2011	3/22/2011

CUSIP	Purchase (P) / Sale (S)	Quantity	Price	Trade Date	Settlement Date
G3075P101	S	100	89.96	3/17/2011	3/22/2011
G3075P101	S	100	89.505	3/17/2011	3/22/2011
G3075P101	S	100	89.995	3/17/2011	3/22/2011
G3075P101	S	132	89.75	3/17/2011	3/22/2011
G3075P101	S	100	88.74	3/17/2011	3/22/2011
G3075P101	P	56	90.06	3/17/2011	3/22/2011
G3075P101	S	14	88.14	3/17/2011	3/22/2011
G3075P101	S	15	88.14	3/17/2011	3/22/2011
G3075P101	S	60	88.36	3/17/2011	3/22/2011
G3075P101	S	100	88.14	3/17/2011	3/22/2011
G3075P101	S	23	88.59	3/17/2011	3/22/2011
G3075P101	P	35	88.29	3/17/2011	3/22/2011
G3075P101	S	35	88.29	3/17/2011	3/22/2011
G3075P101	P	100	90.85	3/18/2011	3/23/2011
G3075P101	P	100	90.85	3/18/2011	3/23/2011
G3075P101	P	100	90.73	3/18/2011	3/23/2011
G3075P101	S	300	90.49	3/18/2011	3/23/2011
G3075P101	S	300	90.49	3/18/2011	3/23/2011
G3075P101	P	617	91.66	3/18/2011	3/23/2011
G3075P101	P	82	91.66	3/18/2011	3/23/2011
G3075P101	S	82	91.66	3/18/2011	3/23/2011
G3075P101	S	82	91.66	3/18/2011	3/23/2011
G3075P101	S	200	90.49	3/18/2011	3/23/2011
G3075P101	S	300	90.49	3/18/2011	3/23/2011
G3075P101	S	300	90.49	3/18/2011	3/23/2011
G3075P101	S	343	90.49	3/18/2011	3/23/2011
G3075P101	S	2800	90.49	3/18/2011	3/23/2011
G3075P101	S	300	91.66	3/18/2011	3/23/2011
G3075P101	P	20	90.93	3/18/2011	3/23/2011
G3075P101	S	20	90.93	3/18/2011	3/23/2011
G3075P101	P	300	91.66	3/18/2011	3/23/2011
G3075P101	S	200	90.49	3/18/2011	3/23/2011
G3075P101	S	300	90.49	3/18/2011	3/23/2011
G3075P101	S	300	90.49	3/18/2011	3/23/2011
G3075P101	S	343	90.49	3/18/2011	3/23/2011
G3075P101	S	2800	90.49	3/18/2011	3/23/2011
G3075P101	P	200	90.49	3/18/2011	3/23/2011
G3075P101	P	300	90.49	3/18/2011	3/23/2011
G3075P101	P	300	90.49	3/18/2011	3/23/2011

CUSIP	Purchase (P) / Sale (S)	Quantity	Price	Trade Date	Settlement Date
G3075P101	P	343	90.49	3/18/2011	3/23/2011
G3075P101	P	2800	90.49	3/18/2011	3/23/2011
G3075P101	P	82	91.66	3/18/2011	3/23/2011
G3075P101	P	218	91.66	3/18/2011	3/23/2011
G3075P101	S	300	91.66	3/18/2011	3/23/2011
G3075P101	P	60	90.76	3/18/2011	3/23/2011
G3075P101	S	60	90.76	3/18/2011	3/23/2011
G3075P101	P	60	90.76	3/18/2011	3/23/2011
G3075P101	S	60	90.76	3/18/2011	3/23/2011
G3075P101	P	60	90.76	3/18/2011	3/23/2011
G3075P101	S	60	90.76	3/18/2011	3/23/2011
G3075P101	P	100	92.63	3/21/2011	3/24/2011
G3075P101	P	200	92.625	3/21/2011	3/24/2011
G3075P101	P	18	91.66	3/21/2011	3/24/2011
G3075P101	S	18	91.66	3/21/2011	3/24/2011
G3075P101	P	8	93.29	3/21/2011	3/24/2011
G3075P101	P	100	93.29	3/21/2011	3/24/2011
G3075P101	S	108	93.66	3/21/2011	3/24/2011
G3075P101	P	22	92.57	3/21/2011	3/24/2011
G3075P101	S	18	91.66	3/21/2011	3/24/2011
G3075P101	P	18	91.66	3/21/2011	3/24/2011
G3075P101	S	108	93.66	3/21/2011	3/24/2011
G3075P101	P	108	93.66	3/21/2011	3/24/2011
G3075P101	P	1000	93.14673	3/21/2011	3/24/2011
G3075P101	S	1000	93.14673	3/21/2011	3/24/2011
G3075P101	P	1000	93.14673	3/21/2011	3/24/2011
G3075P101	S	1000	93.14673	3/21/2011	3/24/2011
G3075P101	S	1000	93.14673	3/21/2011	3/24/2011
G3075P101	P	1000	93.14673	3/21/2011	3/24/2011
G3075P101	S	1100	94.09	3/22/2011	3/25/2011
G3075P101	P	300	94.09	3/22/2011	3/25/2011
G3075P101	P	400	94.09	3/22/2011	3/25/2011
G3075P101	P	400	94.09	3/22/2011	3/25/2011
G3075P101	S	5	94.35	3/22/2011	3/25/2011
G3075P101	P	1	94.09	3/22/2011	3/25/2011
G3075P101	P	10	94.25	3/22/2011	3/25/2011
G3075P101	S	10	94.25	3/22/2011	3/25/2011
G3075P101	P	20	94.45	3/22/2011	3/25/2011
G3075P101	S	20	94.45	3/22/2011	3/25/2011

CUSIP	Purchase (P) / Sale (S)	Quantity	Price	Trade Date	Settlement Date
G3075P101	S	1	94.09	3/22/2011	3/25/2011
G3075P101	S	1101	94.09	3/22/2011	3/25/2011
G3075P101	P	1100	94.09	3/22/2011	3/25/2011
G3075P101	P	1	94.09	3/22/2011	3/25/2011
G3075P101	P	1	94.38	3/23/2011	3/28/2011
G3075P101	P	5	95.21	3/23/2011	3/28/2011
G3075P101	S	1320	95.27	3/23/2011	3/28/2011
G3075P101	S	9	95.15	3/23/2011	3/28/2011
G3075P101	P	2	93.87	3/23/2011	3/28/2011
G3075P101	S	2	93.87	3/23/2011	3/28/2011
G3075P101	P	3	93.86	3/23/2011	3/28/2011
G3075P101	S	3	93.86	3/23/2011	3/28/2011
G3075P101	P	10	95.24	3/23/2011	3/28/2011
G3075P101	S	10	95.24	3/23/2011	3/28/2011
G3075P101	P	20	95.24	3/23/2011	3/28/2011
G3075P101	S	20	95.24	3/23/2011	3/28/2011
G3075P101	P	80	93.8	3/23/2011	3/28/2011
G3075P101	S	80	93.8	3/23/2011	3/28/2011
G3075P101	P	25	94.99	3/23/2011	3/28/2011
G3075P101	P	700	95.1	3/24/2011	3/29/2011
G3075P101	S	700	95.1	3/24/2011	3/29/2011
G3075P101	S	2	95.4	3/24/2011	3/29/2011
G3075P101	S	100	95.1	3/24/2011	3/29/2011
G3075P101	P	31	95.55	3/24/2011	3/29/2011
G3075P101	S	31	95.55	3/24/2011	3/29/2011
G3075P101	P	54	95.55	3/24/2011	3/29/2011
G3075P101	S	54	95.55	3/24/2011	3/29/2011
G3075P101	P	100	95.55	3/24/2011	3/29/2011
G3075P101	P	45	94.76	3/24/2011	3/29/2011
G3075P101	S	45	94.76	3/24/2011	3/29/2011
G3075P101	P	100	95.1	3/24/2011	3/29/2011
G3075P101	S	100	95.1	3/24/2011	3/29/2011
G3075P101	S	700	95.1	3/24/2011	3/29/2011
G3075P101	P	700	95.1	3/24/2011	3/29/2011
G3075P101	P	80	96.51	3/25/2011	3/30/2011
G3075P101	S	80	96.51	3/25/2011	3/30/2011
G3075P101	P	53	96.77	3/25/2011	3/30/2011
G3075P101	S	53	96.51	3/25/2011	3/30/2011
G3075P101	S	80	96.51	3/25/2011	3/30/2011

CUSIP	Purchase (P) / Sale (S)	Quantity	Price	Trade Date	Settlement Date
G3075P101	P	80	96.51	3/25/2011	3/30/2011
G3075P101	P	100	96.14	3/25/2011	3/30/2011
G3075P101	P	80	96.51	3/25/2011	3/30/2011
G3075P101	S	80	96.51	3/25/2011	3/30/2011
G3075P101	P	1	96.51	3/25/2011	3/30/2011
G3075P101	P	95	96.22	3/25/2011	3/30/2011
G3075P101	S	95	96.22	3/25/2011	3/30/2011
G3075P101	S	1	96.51	3/25/2011	3/30/2011
G3075P101	P	53	96.51	3/25/2011	3/30/2011
G3075P101	S	53	96.51	3/25/2011	3/30/2011
G3075P101	S	80	96.51	3/25/2011	3/30/2011
G3075P101	P	80	96.51	3/25/2011	3/30/2011
G3075P101	S	1	96.51	3/25/2011	3/30/2011
G3075P101	P	1	96.51	3/25/2011	3/30/2011
G3075P101	S	30	96.99	3/28/2011	3/31/2011
G3075P101	S	70	96.99	3/28/2011	3/31/2011
G3075P101	S	100	96.38	3/28/2011	3/31/2011
G3075P101	S	1400	96.42	3/28/2011	3/31/2011
G3075P101	P	800	96.42	3/28/2011	3/31/2011
G3075P101	P	800	96.42	3/28/2011	3/31/2011
G3075P101	S	80	96.99	3/28/2011	3/31/2011
G3075P101	S	28	96.42	3/28/2011	3/31/2011
G3075P101	P	28	96.42	3/28/2011	3/31/2011
G3075P101	S	1372	96.42	3/28/2011	3/31/2011
G3075P101	P	1400	96.42	3/28/2011	3/31/2011
G3075P101	S	28	96.42	3/28/2011	3/31/2011
G3075P101	S	2	96.63	3/29/2011	4/1/2011
G3075P101	P	4	96.6	3/29/2011	4/1/2011
G3075P101	S	16	97.7	3/29/2011	4/1/2011
G3075P101	S	500	97.7	3/29/2011	4/1/2011
G3075P101	P	16	97.7	3/29/2011	4/1/2011
G3075P101	P	500	97.7	3/29/2011	4/1/2011
G3075P101	P	516	97.7	3/29/2011	4/1/2011
G3075P101	S	16	97.7	3/29/2011	4/1/2011
G3075P101	S	500	97.7	3/29/2011	4/1/2011
G3075P101	S	2002	100.32	3/30/2011	4/4/2011
G3075P101	S	12	100.32	3/30/2011	4/4/2011
G3075P101	S	100	97.86	3/30/2011	4/4/2011
G3075P101	S	100	99.71	3/30/2011	4/4/2011

CUSIP	Purchase (P) / Sale (S)	Quantity	Price	Trade Date	Settlement Date
G3075P101	S	100	97.5	3/30/2011	4/4/2011
G3075P101	S	100	98.205	3/30/2011	4/4/2011
G3075P101	S	100	98.81	3/30/2011	4/4/2011
G3075P101	S	100	100	3/30/2011	4/4/2011
G3075P101	S	100	97.29	3/30/2011	4/4/2011
G3075P101	S	100	97.495	3/30/2011	4/4/2011
G3075P101	S	100	99.545	3/30/2011	4/4/2011
G3075P101	P	41	97.97	3/30/2011	4/4/2011
G3075P101	S	24	100.32	3/30/2011	4/4/2011
G3075P101	S	57	100.32	3/30/2011	4/4/2011
G3075P101	S	600	100.32	3/30/2011	4/4/2011
G3075P101	P	100	97.49	3/30/2011	4/4/2011
G3075P101	P	3	97.49	3/30/2011	4/4/2011
G3075P101	S	3	97.49	3/30/2011	4/4/2011
G3075P101	P	55	97.85	3/30/2011	4/4/2011
G3075P101	S	55	97.85	3/30/2011	4/4/2011
G3075P101	P	68	97.5	3/30/2011	4/4/2011
G3075P101	S	68	97.5	3/30/2011	4/4/2011
G3075P101	P	99	97.48	3/30/2011	4/4/2011
G3075P101	S	99	97.48	3/30/2011	4/4/2011
G3075P101	P	24	100.32	3/30/2011	4/4/2011
G3075P101	P	57	100.32	3/30/2011	4/4/2011
G3075P101	P	600	100.32	3/30/2011	4/4/2011
G3075P101	P	12	100.32	3/30/2011	4/4/2011
G3075P101	S	12	100.32	3/30/2011	4/4/2011
G3075P101	P	681	100.32	3/30/2011	4/4/2011
G3075P101	S	24	100.32	3/30/2011	4/4/2011
G3075P101	S	57	100.32	3/30/2011	4/4/2011
G3075P101	S	600	100.32	3/30/2011	4/4/2011
G3075P101	P	100	99.93	3/31/2011	4/5/2011
G3075P101	P	100	99.86	3/31/2011	4/5/2011
G3075P101	P	100	99.88	3/31/2011	4/5/2011
G3075P101	S	1	99.84	3/31/2011	4/5/2011
G3075P101	S	99	99.72	3/31/2011	4/5/2011
G3075P101	S	318	99.88	3/31/2011	4/5/2011
G3075P101	S	500	99.88	3/31/2011	4/5/2011
G3075P101	P	918	99.8833	3/31/2011	4/5/2011
G3075P101	P	1	99.88	3/31/2011	4/5/2011
G3075P101	P	130	99.88	3/31/2011	4/5/2011

CUSIP	Purchase (P) / Sale (S)	Quantity	Price	Trade Date	Settlement Date
G3075P101	S	130	99.88	3/31/2011	4/5/2011
G3075P101	S	131	99.88	3/31/2011	4/5/2011
G3075P101	S	311	99.88	3/31/2011	4/5/2011
G3075P101	P	441	99.88	3/31/2011	4/5/2011
G3075P101	P	131	99.88	3/31/2011	4/5/2011
G3075P101	P	311	99.88	3/31/2011	4/5/2011
G3075P101	S	3	99.88	3/31/2011	4/5/2011
G3075P101	S	148	99.81	3/31/2011	4/5/2011
G3075P101	S	100	100.3	3/31/2011	4/5/2011
G3075P101	S	100	99.39	3/31/2011	4/5/2011
G3075P101	S	100	99.86	3/31/2011	4/5/2011
G3075P101	S	1	99.85	3/31/2011	4/5/2011
G3075P101	S	1	99.85	3/31/2011	4/5/2011
G3075P101	S	1	99.85	3/31/2011	4/5/2011
G3075P101	S	1	99.85	3/31/2011	4/5/2011
G3075P101	S	1	99.85	3/31/2011	4/5/2011
G3075P101	S	1	99.85	3/31/2011	4/5/2011
G3075P101	S	1	99.88	3/31/2011	4/5/2011
G3075P101	S	66	99.88	3/31/2011	4/5/2011
G3075P101	P	59	99.88	3/31/2011	4/5/2011
G3075P101	P	130	99.88	3/31/2011	4/5/2011
G3075P101	S	130	99.88	3/31/2011	4/5/2011
G3075P101	S	130	99.88	3/31/2011	4/5/2011
G3075P101	P	1	99.88	3/31/2011	4/5/2011
G3075P101	P	2	99.88	3/31/2011	4/5/2011
G3075P101	P	8	99.88	3/31/2011	4/5/2011
G3075P101	P	100	100.29	3/31/2011	4/5/2011
G3075P101	S	1	99.88	3/31/2011	4/5/2011
G3075P101	S	2	99.88	3/31/2011	4/5/2011
G3075P101	S	8	99.88	3/31/2011	4/5/2011
G3075P101	P	500	99.88	3/31/2011	4/5/2011
G3075P101	S	500	99.88	3/31/2011	4/5/2011
G3075P101	S	100	100.29	3/31/2011	4/5/2011
G3075P101	P	3	99.88	3/31/2011	4/5/2011
G3075P101	S	3	99.88	3/31/2011	4/5/2011
G3075P101	S	59	99.88	3/31/2011	4/5/2011
G3075P101	P	66	99.88	3/31/2011	4/5/2011
G3075P101	S	25	99.88	3/31/2011	4/5/2011
G3075P101	P	130	99.88	3/31/2011	4/5/2011

CUSIP	Purchase (P) / Sale (S)	Quantity	Price	Trade Date	Settlement Date
G3075P101	P	318	99.88	3/31/2011	4/5/2011
G3075P101	S	441	99.88	3/31/2011	4/5/2011
G3075P101	P	500	99.88	3/31/2011	4/5/2011
G3075P101	P	1	99.88	3/31/2011	4/5/2011
G3075P101	P	2	99.88	3/31/2011	4/5/2011
G3075P101	P	8	99.88	3/31/2011	4/5/2011
G3075P101	S	500	99.88	3/31/2011	4/5/2011
G3075P101	P	30	100	4/1/2011	4/6/2011
G3075P101	P	100	99.99	4/1/2011	4/6/2011
G3075P101	P	100	99.99	4/1/2011	4/6/2011
G3075P101	P	100	99.99	4/1/2011	4/6/2011
G3075P101	P	100	100	4/1/2011	4/6/2011
G3075P101	P	100	100	4/1/2011	4/6/2011
G3075P101	P	272	100	4/1/2011	4/6/2011
G3075P101	P	900	99.99	4/1/2011	4/6/2011
G3075P101	P	123	99.88	4/1/2011	4/6/2011
G3075P101	S	123	99.88	4/1/2011	4/6/2011
G3075P101	S	42	99.85	4/1/2011	4/6/2011
G3075P101	S	123	99.88	4/1/2011	4/6/2011
G3075P101	P	100	99.95	4/1/2011	4/6/2011
G3075P101	S	102	99.84	4/1/2011	4/6/2011
G3075P101	S	100	99.92	4/1/2011	4/6/2011
G3075P101	P	123	99.88	4/1/2011	4/6/2011
G3075P101	S	59	99.39	4/1/2011	4/6/2011
G3075P101	S	102	99.84	4/1/2011	4/6/2011
G3075P101	P	102	99.84	4/1/2011	4/6/2011
G3075P101	P	23	100	4/4/2011	4/7/2011
G3075P101	S	23	100	4/4/2011	4/7/2011
G3075P101	P	2	99.84	4/4/2011	4/7/2011
G3075P101	S	2	99.84	4/4/2011	4/7/2011
G3075P101	P	2	99.84	4/4/2011	4/7/2011
G3075P101	S	23	100	4/4/2011	4/7/2011
G3075P101	S	6	98.475	4/4/2011	4/7/2011
G3075P101	S	2	99.84	4/4/2011	4/7/2011
G3075P101	P	6	99.47	4/4/2011	4/7/2011
G3075P101	P	124	99.47	4/4/2011	4/7/2011
G3075P101	S	1	100	4/4/2011	4/7/2011
G3075P101	P	1	100	4/4/2011	4/7/2011
G3075P101	P	23	100	4/4/2011	4/7/2011

CUSIP	Purchase (P) / Sale (S)	Quantity	Price	Trade Date	Settlement Date
G3075P101	S	22	100	4/4/2011	4/7/2011
G3075P101	S	1	100	4/4/2011	4/7/2011
G3075P101	P	20	99.85	4/5/2011	4/8/2011
G3075P101	S	20	99.85	4/5/2011	4/8/2011
G3075P101	S	1	99.85	4/5/2011	4/8/2011
G3075P101	P	1	99.85	4/5/2011	4/8/2011
G3075P101	P	180	99.97	4/5/2011	4/8/2011
G3075P101	S	20	99.85	4/5/2011	4/8/2011
G3075P101	P	1	99.85	4/5/2011	4/8/2011
G3075P101	S	1	99.85	4/5/2011	4/8/2011
G3075P101	P	20	99.85	4/5/2011	4/8/2011
G3075P101	P	20	99.85	4/5/2011	4/8/2011
G3075P101	S	20	99.85	4/5/2011	4/8/2011
G3075P101	S	96	99.85	4/5/2011	4/8/2011
G3075P101	P	15	100.13	4/5/2011	4/8/2011
G3075P101	S	15	100.13	4/5/2011	4/8/2011
G3075P101	P	96	99.85	4/5/2011	4/8/2011
G3075P101	S	20	99.85	4/5/2011	4/8/2011
G3075P101	P	20	99.85	4/5/2011	4/8/2011
G3075P101	P	96	99.85	4/5/2011	4/8/2011
G3075P101	S	96	99.85	4/5/2011	4/8/2011
G3075P101	S	3	99.79	4/6/2011	4/11/2011
G3075P101	S	41	99.79	4/6/2011	4/11/2011
G3075P101	S	20	99.85	4/6/2011	4/11/2011
G3075P101	P	41	99.79	4/6/2011	4/11/2011
G3075P101	S	41	99.79	4/6/2011	4/11/2011
G3075P101	P	41	99.79	4/6/2011	4/11/2011
G3075P101	P	3	99.79	4/6/2011	4/11/2011
G3075P101	S	3	99.79	4/6/2011	4/11/2011
G3075P101	S	5	99.79	4/7/2011	4/12/2011
G3075P101	S	36	99.79	4/7/2011	4/12/2011
G3075P101	P	1	99.44	4/7/2011	4/12/2011
G3075P101	S	1	99.44	4/7/2011	4/12/2011
G3075P101	P	20	99.68	4/7/2011	4/12/2011
G3075P101	S	20	99.68	4/7/2011	4/12/2011
G3075P101	P	67	99.44	4/7/2011	4/12/2011
G3075P101	S	67	99.44	4/7/2011	4/12/2011
G3075P101	P	51	99.19	4/8/2011	4/13/2011
G3075P101	S	19	99.19	4/8/2011	4/13/2011

CUSIP	Purchase (P) / Sale (S)	Quantity	Price	Trade Date	Settlement Date
G3075P101	S	32	99.19	4/8/2011	4/13/2011
G3075P101	S	51	99.19	4/8/2011	4/13/2011
G3075P101	P	14	99.99	4/8/2011	4/13/2011
G3075P101	P	51	99.19	4/8/2011	4/13/2011
G3075P101	S	51	99.19	4/8/2011	4/13/2011
G3075P101	S	1	99.705	4/8/2011	4/13/2011
G3075P101	P	32	99.19	4/8/2011	4/13/2011
G3075P101	P	19	99.19	4/8/2011	4/13/2011
G3075P101	S	32	99.19	4/8/2011	4/13/2011
G3075P101	P	32	99.19	4/8/2011	4/13/2011
G3075P101	S	19	99.19	4/8/2011	4/13/2011
G3075P101	P	1	99.37	4/11/2011	4/14/2011
G3075P101	S	1	99.37	4/11/2011	4/14/2011
G3075P101	S	1	99.37	4/11/2011	4/14/2011
G3075P101	P	1	99.37	4/11/2011	4/14/2011
G3075P101	S	32	99.34	4/11/2011	4/14/2011
G3075P101	P	88	99.37	4/11/2011	4/14/2011
G3075P101	P	1	99.35	4/11/2011	4/14/2011
G3075P101	S	1	99.35	4/11/2011	4/14/2011
G3075P101	P	2	99.37	4/11/2011	4/14/2011
G3075P101	S	2	99.37	4/11/2011	4/14/2011
G3075P101	P	22	99.39	4/11/2011	4/14/2011
G3075P101	S	22	99.39	4/11/2011	4/14/2011
G3075P101	P	72	99.23	4/11/2011	4/14/2011
G3075P101	S	72	99.23	4/11/2011	4/14/2011
G3075P101	S	88	99.37	4/11/2011	4/14/2011
G3075P101	S	88	99.37	4/11/2011	4/14/2011
G3075P101	P	88	99.37	4/11/2011	4/14/2011
G3075P101	P	17	97.58	4/12/2011	4/15/2011
G3075P101	S	17	97.58	4/12/2011	4/15/2011
G3075P101	S	12	97.58	4/12/2011	4/15/2011
G3075P101	S	17	97.58	4/12/2011	4/15/2011
G3075P101	P	5	97.58	4/12/2011	4/15/2011
G3075P101	P	12	97.58	4/12/2011	4/15/2011
G3075P101	P	2	98.73	4/12/2011	4/15/2011
G3075P101	S	5	97.58	4/12/2011	4/15/2011
G3075P101	P	21	97.58	4/12/2011	4/15/2011
G3075P101	P	61	97.58	4/12/2011	4/15/2011
G3075P101	S	19	98.39	4/12/2011	4/15/2011

CUSIP	Purchase (P) / Sale (S)	Quantity	Price	Trade Date	Settlement Date
G3075P101	P	61	97.58	4/12/2011	4/15/2011
G3075P101	S	61	97.58	4/12/2011	4/15/2011
G3075P101	S	61	97.58	4/12/2011	4/15/2011
G3075P101	S	47	97.58	4/12/2011	4/15/2011
G3075P101	P	17	98.22	4/12/2011	4/15/2011
G3075P101	S	17	98.22	4/12/2011	4/15/2011
G3075P101	P	33	98.37	4/12/2011	4/15/2011
G3075P101	S	33	98.37	4/12/2011	4/15/2011
G3075P101	P	121	97.58	4/12/2011	4/15/2011
G3075P101	S	121	97.58	4/12/2011	4/15/2011
G3075P101	P	47	97.58	4/12/2011	4/15/2011
G3075P101	P	21	97.58	4/12/2011	4/15/2011
G3075P101	S	21	97.58	4/12/2011	4/15/2011
G3075P101	P	17	97.58	4/12/2011	4/15/2011
G3075P101	P	30	97.58	4/12/2011	4/15/2011
G3075P101	S	47	97.58	4/12/2011	4/15/2011
G3075P101	P	100	98.73	4/13/2011	4/18/2011
G3075P101	S	100	98.73	4/13/2011	4/18/2011
G3075P101	S	1320	0	4/13/2011	4/18/2011
G3075P101	P	2	98.73	4/13/2011	4/18/2011
G3075P101	S	1	98.73	4/13/2011	4/18/2011
G3075P101	S	2	98.73	4/13/2011	4/18/2011
G3075P101	S	1	98.06	4/13/2011	4/18/2011
G3075P101	P	1	98.73	4/13/2011	4/18/2011
G3075P101	S	69	98.73	4/13/2011	4/18/2011
G3075P101	P	100	98.73	4/13/2011	4/18/2011
G3075P101	P	31	98.73	4/13/2011	4/18/2011
G3075P101	P	69	98.73	4/13/2011	4/18/2011
G3075P101	S	100	98.73	4/13/2011	4/18/2011
G3075P101	S	31	98.73	4/13/2011	4/18/2011
G3075P101	P	35	98.77	4/13/2011	4/18/2011
G3075P101	S	35	98.77	4/13/2011	4/18/2011
G3075P101	S	100	98.73	4/13/2011	4/18/2011
G3075P101	P	100	98.73	4/13/2011	4/18/2011
G3075P101	P	74	99.05	4/14/2011	4/19/2011
G3075P101	S	74	99.05	4/14/2011	4/19/2011
G3075P101	S	55	99.05	4/14/2011	4/19/2011
G3075P101	S	74	99.05	4/14/2011	4/19/2011
G3075P101	S	1	99.05	4/14/2011	4/19/2011

CUSIP	Purchase (P) / Sale (S)	Quantity	Price	Trade Date	Settlement Date
G3075P101	P	20	99.05	4/14/2011	4/19/2011
G3075P101	P	55	99.05	4/14/2011	4/19/2011
G3075P101	S	20	99.05	4/14/2011	4/19/2011
G3075P101	S	14	99.05	4/14/2011	4/19/2011
G3075P101	P	1	99.05	4/14/2011	4/19/2011
G3075P101	S	100	97.85	4/14/2011	4/19/2011
G3075P101	P	92	97.83	4/14/2011	4/19/2011
G3075P101	P	14	99.05	4/14/2011	4/19/2011
G3075P101	S	14	99.05	4/14/2011	4/19/2011
G3075P101	P	74	99.05	4/14/2011	4/19/2011
G3075P101	S	74	99.05	4/14/2011	4/19/2011
G3075P101	P	100	100.5	4/15/2011	4/20/2011
G3075P101	P	100	100.51	4/15/2011	4/20/2011
G3075P101	P	100	99.9	4/15/2011	4/20/2011
G3075P101	S	300	99	4/15/2011	4/20/2011
G3075P101	P	200	101.386	4/15/2011	4/20/2011
G3075P101	P	200	101.386	4/15/2011	4/20/2011
G3075P101	S	168	101.27	4/15/2011	4/20/2011
G3075P101	S	232	101.47	4/15/2011	4/20/2011
G3075P101	P	3087	99	4/15/2011	4/20/2011
G3075P101	P	4	99.6	4/15/2011	4/20/2011
G3075P101	S	2	100.26	4/15/2011	4/20/2011
G3075P101	S	158	101.47	4/15/2011	4/20/2011
G3075P101	P	232	101.47	4/15/2011	4/20/2011
G3075P101	P	158	101.47	4/15/2011	4/20/2011
G3075P101	P	242	101.47	4/15/2011	4/20/2011
G3075P101	S	200	101.386	4/15/2011	4/20/2011
G3075P101	S	200	101.386	4/15/2011	4/20/2011
G3075P101	S	242	101.47	4/15/2011	4/20/2011
G3075P101	P	25	100.27	4/15/2011	4/20/2011
G3075P101	S	25	100.27	4/15/2011	4/20/2011
G3075P101	P	40	99.66	4/15/2011	4/20/2011
G3075P101	S	40	99.66	4/15/2011	4/20/2011
G3075P101	P	3087	99	4/15/2011	4/20/2011
G3075P101	S	3087	99	4/15/2011	4/20/2011
G3075P101	S	232	101.47	4/15/2011	4/20/2011
G3075P101	S	20	101.33	4/15/2011	4/20/2011
G3075P101	S	48	101.12	4/15/2011	4/20/2011
G3075P101	S	100	101.33	4/15/2011	4/20/2011

CUSIP	Purchase (P) / Sale (S)	Quantity	Price	Trade Date	Settlement Date
G3075P101	P	168	101.27	4/15/2011	4/20/2011
G3075P101	P	232	101.47	4/15/2011	4/20/2011
G3075P101	P	100	99.69	4/15/2011	4/20/2011
G3075P101	S	100	99.69	4/15/2011	4/20/2011
G3075P101	P	100	99.69	4/15/2011	4/20/2011
G3075P101	S	100	99.69	4/15/2011	4/20/2011
G3075P101	S	100	99.69	4/15/2011	4/20/2011
G3075P101	P	100	99.69	4/15/2011	4/20/2011
G3075P101	S	1320	101.35	4/18/2011	4/21/2011
G3075P101	S	16	101.35	4/18/2011	4/21/2011
G3075P101	S	77	99.98	4/18/2011	4/21/2011
G3075P101	S	33	100.26	4/18/2011	4/21/2011
G3075P101	S	99	100.26	4/18/2011	4/21/2011
G3075P101	S	100	100.26	4/18/2011	4/21/2011
G3075P101	P	16	101.35	4/18/2011	4/21/2011
G3075P101	S	16	101.35	4/18/2011	4/21/2011
G3075P101	P	100	99.95	4/18/2011	4/21/2011
G3075P101	P	16	101.35	4/18/2011	4/21/2011
G3075P101	P	3	100.99	4/18/2011	4/21/2011
G3075P101	P	39	100.99	4/18/2011	4/21/2011
G3075P101	P	100	100.99	4/18/2011	4/21/2011
G3075P101	P	9	99.14	4/19/2011	4/25/2011
G3075P101	S	9	99.14	4/19/2011	4/25/2011
G3075P101	S	440	99.14	4/19/2011	4/25/2011
G3075P101	S	880	99.14	4/19/2011	4/25/2011
G3075P101	S	7	99.14	4/19/2011	4/25/2011
G3075P101	P	100	99.77	4/19/2011	4/25/2011
G3075P101	P	9	99.76	4/19/2011	4/25/2011
G3075P101	S	9	99.14	4/19/2011	4/25/2011
G3075P101	P	2	99.14	4/19/2011	4/25/2011
G3075P101	P	7	99.14	4/19/2011	4/25/2011
G3075P101	S	2	99.14	4/19/2011	4/25/2011
G3075P101	S	2	101.07	4/19/2011	4/25/2011
G3075P101	P	54	99.14	4/19/2011	4/25/2011
G3075P101	S	32	101.06	4/19/2011	4/25/2011
G3075P101	S	16	101.41	4/19/2011	4/25/2011
G3075P101	P	54	99.14	4/19/2011	4/25/2011
G3075P101	S	54	99.14	4/19/2011	4/25/2011
G3075P101	P	9	99.14	4/19/2011	4/25/2011

CUSIP	Purchase (P) / Sale (S)	Quantity	Price	Trade Date	Settlement Date
G3075P101	S	9	99.14	4/19/2011	4/25/2011
G3075P101	S	45	101.37	4/20/2011	4/26/2011
G3075P101	P	245	101.169	4/20/2011	4/26/2011
G3075P101	S	200	101.1238	4/20/2011	4/26/2011
G3075P101	P	9	100.825	4/20/2011	4/26/2011
G3075P101	S	25	101.37	4/20/2011	4/26/2011
G3075P101	S	244	101.37	4/20/2011	4/26/2011
G3075P101	P	45	101.37	4/20/2011	4/26/2011
G3075P101	P	244	101.37	4/20/2011	4/26/2011
G3075P101	S	245	101.169	4/20/2011	4/26/2011
G3075P101	P	25	101.37	4/20/2011	4/26/2011
G3075P101	S	25	101.37	4/20/2011	4/26/2011
G3075P101	S	45	101.37	4/20/2011	4/26/2011
G3075P101	P	45	101.37	4/20/2011	4/26/2011
G3075P101	S	1	101.15	4/20/2011	4/26/2011
G3075P101	S	2	101.3	4/20/2011	4/26/2011
G3075P101	S	2	101.3	4/20/2011	4/26/2011
G3075P101	S	95	101.12	4/20/2011	4/26/2011
G3075P101	S	100	101.12	4/20/2011	4/26/2011
G3075P101	P	200	101.1238	4/20/2011	4/26/2011
G3075P101	S	1	100.57	4/21/2011	4/27/2011
G3075P101	S	44	100.57	4/21/2011	4/27/2011
G3075P101	P	1	100.96	4/21/2011	4/27/2011
G3075P101	P	900	100.366667	4/21/2011	4/27/2011
G3075P101	S	900	100.366667	4/21/2011	4/27/2011
G3075P101	P	1000	100.476	4/21/2011	4/27/2011
G3075P101	S	100	101.46	4/21/2011	4/27/2011
G3075P101	P	900	100.366667	4/21/2011	4/27/2011
G3075P101	S	900	100.366667	4/21/2011	4/27/2011
G3075P101	S	900	100.366667	4/21/2011	4/27/2011
G3075P101	S	11	100.76	4/25/2011	4/28/2011
G3075P101	P	12	100.76	4/25/2011	4/28/2011
G3075P101	P	11	100.76	4/25/2011	4/28/2011
G3075P101	S	12	100.76	4/25/2011	4/28/2011
G3075P101	P	7923	100.76	4/25/2011	11/4/2010
G3075P101	S	10342	0	4/25/2011	4/28/2011
G3075P101	S	880	100.65	4/25/2011	4/28/2011
G3075P101	P	880	100.76	4/25/2011	4/28/2011
G3075P101	S	10342	100.76	4/25/2011	4/28/2011
G3075P101	S	30917	100.76	4/25/2011	4/28/2011
G3075P101	P	7923	100.76	4/25/2011	11/4/2010
G3075P101	S	10342	0	4/25/2011	4/28/2011
G3075P101	S	880	100.65	4/25/2011	4/28/2011
G3075P101	P	880	100.76	4/25/2011	4/28/2011
G3075P101	S	10342	100.76	4/25/2011	4/28/2011
G3075P101	S	30917	100.76	4/25/2011	4/28/2011
G3075P101	P	30917	100.76	4/25/2011	4/28/2011
G3075P101	P	2	100.76	4/25/2011	4/28/2011
G3075P101	P	10342	0	4/25/2011	4/28/2011
G3075P101	P	880	100.65	4/25/2011	4/28/2011
G3075P101	P	781	100.76	4/25/2011	4/28/2011
G3075P101	S	880	100.76	4/25/2011	4/28/2011
G3075P101	S	888	100.76	4/25/2011	4/28/2011
G3075P101	P	1486	100.76	4/25/2011	4/28/2011
G3075P101	S	2460	100.76	4/25/2011	4/28/2011
G3075P101	P	4050	100.76	4/25/2011	4/28/2011
G3075P101	S	4416	100.76	4/25/2011	4/28/2011
G3075P101	S	4682	100.76	4/25/2011	4/28/2011

CUSIP	Purchase (P) / Sale (S)	Quantity	Price	Trade Date	Settlement Date
G3075P101	P	10315	100.76	4/25/2011	4/28/2011
G3075P101	P	10342	100.76	4/25/2011	4/28/2011
G3075P101	P	30917	100.76	4/25/2011	4/28/2011
G3075P101	P	10342	0	4/25/2011	4/28/2011
G3075P101	P	880	100.65	4/25/2011	4/28/2011
G3075P101	P	781	100.76	4/25/2011	4/28/2011
G3075P101	S	880	100.76	4/25/2011	4/28/2011
G3075P101	S	888	100.76	4/25/2011	4/28/2011
G3075P101	P	1486	100.76	4/25/2011	4/28/2011
G3075P101	S	2460	100.76	4/25/2011	4/28/2011
G3075P101	P	4050	100.76	4/25/2011	4/28/2011
G3075P101	S	4416	100.76	4/25/2011	4/28/2011
G3075P101	S	4682	100.76	4/25/2011	4/28/2011
G3075P101	P	10315	100.76	4/25/2011	4/28/2011
G3075P101	P	10342	100.76	4/25/2011	4/28/2011
G3075P101	P	30917	100.76	4/25/2011	4/28/2011
G3075P101	P	2	100.76	4/25/2011	4/28/2011
G3075P101	S	2	100.76	4/25/2011	4/28/2011
G3075P101	S	16	100.76	4/25/2011	4/28/2011
G3075P101	S	22	100.76	4/25/2011	4/28/2011
G3075P101	S	23	100.76	4/25/2011	4/28/2011
G3075P101	P	46	100.76	4/25/2011	4/28/2011
G3075P101	S	781	100.76	4/25/2011	4/28/2011
G3075P101	S	1486	100.76	4/25/2011	4/28/2011
G3075P101	S	3528	100.76	4/25/2011	4/28/2011
G3075P101	S	4050	100.76	4/25/2011	4/28/2011
G3075P101	S	12775	100.76	4/25/2011	4/28/2011
G3075P101	S	30917	100.76	4/25/2011	4/28/2011
G3075P101	S	781	100.76	4/25/2011	4/28/2011
G3075P101	P	4682	100.76	4/25/2011	4/28/2011
G3075P101	S	781	100.76	4/25/2011	4/28/2011
G3075P101	P	4682	100.76	4/25/2011	4/28/2011
G3075P101	P	781	100.76	4/25/2011	4/28/2011
G3075P101	S	1486	100.76	4/25/2011	4/28/2011
G3075P101	S	1486	100.76	4/25/2011	4/28/2011
G3075P101	P	1486	100.76	4/25/2011	4/28/2011
G3075P101	P	22	100.76	4/25/2011	4/28/2011
G3075P101	S	46	100.76	4/25/2011	4/28/2011
G3075P101	P	23	100.76	4/25/2011	4/28/2011
G3075P101	S	2	100.76	4/25/2011	4/28/2011
G3075P101	P	16	100.76	4/25/2011	4/28/2011
G3075P101	S	7923	100.76	4/25/2011	11/4/2010
G3075P101	P	2460	100.76	4/25/2011	4/28/2011
G3075P101	S	10315	100.76	4/25/2011	4/28/2011
G3075P101	S	7923	100.76	4/25/2011	11/4/2010
G3075P101	P	2460	100.76	4/25/2011	4/28/2011
G3075P101	S	10315	100.76	4/25/2011	4/28/2011
G3075P101	P	12775	100.76	4/25/2011	4/28/2011
G3075P101	P	888	100.76	4/25/2011	4/28/2011

CUSIP	Purchase (P) / Sale (S)	Quantity	Price	Trade Date	Settlement Date
G3075P101	P	4416	100.76	4/25/2011	4/28/2011
G3075P101	P	888	100.76	4/25/2011	4/28/2011
G3075P101	P	4416	100.76	4/25/2011	4/28/2011
G3075P101	P	3528	100.76	4/25/2011	4/28/2011
G3075P101	S	4050	100.76	4/25/2011	4/28/2011
G3075P101	S	4050	100.76	4/25/2011	4/28/2011
G3075P101	P	4050	100.76	4/25/2011	4/28/2011
G3075P101	P	7000	104.72	4/26/2011	12/22/2010
G3075P101	S	7000	104.72	4/26/2011	12/22/2010
G3075P101	S	6382	104.72	4/26/2011	4/28/2011
G3075P101	S	6382	104.72	4/26/2011	4/28/2011
G3075P101	P	369	100.76	4/26/2011	4/29/2011
G3075P101	S	1486	104.72	4/26/2011	4/28/2011
G3075P101	S	4050	104.72	4/26/2011	4/28/2011
G3075P101	P	5553	104.72	4/26/2011	4/28/2011
G3075P101	P	6382	104.72	4/26/2011	4/28/2011
G3075P101	S	1486	104.72	4/26/2011	4/28/2011
G3075P101	S	4050	104.72	4/26/2011	4/28/2011
G3075P101	P	5553	104.72	4/26/2011	4/28/2011
G3075P101	P	6382	104.72	4/26/2011	4/28/2011
G3075P101	S	7000	104.72	4/26/2011	4/29/2011
G3075P101	P	1486	104.72	4/26/2011	4/28/2011
G3075P101	P	1486	104.72	4/26/2011	4/28/2011
G3075P101	S	5553	104.72	4/26/2011	4/28/2011
G3075P101	S	5553	104.72	4/26/2011	4/28/2011
G3075P101	P	4050	104.72	4/26/2011	4/28/2011
G3075P101	P	4050	104.72	4/26/2011	4/28/2011
G3075P101	P	7000	104.72	4/26/2011	12/22/2010
G3075P101	P	7000	104.72	4/26/2011	4/29/2011
G3075P101	S	7000	104.72	4/26/2011	4/29/2011
G3075P101	S	7000	104.72	4/26/2011	4/29/2011
G3075P101	P	7000	104.72	4/26/2011	4/29/2011
G3075P101	S	369	100.76	4/26/2011	4/29/2011
G3075P101	P	100	103.55	4/27/2011	5/2/2011
G3075P101	S	100	103.55	4/27/2011	5/2/2011
G3075P101	P	100	103.55	4/27/2011	5/2/2011
G3075P101	S	100	103.55	4/27/2011	5/2/2011
G3075P101	P	100	103.55	4/27/2011	5/2/2011
G3075P101	S	100	103.55	4/27/2011	5/2/2011
G3075P101	P	1	106.49	4/28/2011	5/3/2011
G3075P101	S	112	105.4	4/28/2011	4/28/2011
G3075P101	S	112	105.4	4/28/2011	4/28/2011
G3075P101	P	100	106.79	4/28/2011	5/3/2011
G3075P101	P	112	105.4	4/28/2011	4/28/2011
G3075P101	P	112	105.4	4/28/2011	4/28/2011
G3075P101	P	200	106.105	4/28/2011	5/3/2011
G3075P101	S	200	106.105	4/28/2011	5/3/2011
G3075P101	P	200	106.105	4/28/2011	5/3/2011
G3075P101	S	200	106.105	4/28/2011	5/3/2011
G3075P101	S	200	106.105	4/28/2011	5/3/2011
G3075P101	P	200	106.105	4/28/2011	5/3/2011